Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico, and a development project in Canada. For the year ended December 31, 2017, the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”), which has been classified as a discontinued operation during 2017, and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), which has been is in residual leaching since June 2016, combined to produce 422,411 gold ounces (430,949 gold ounces inclusive of the Rainy River pre commercial production period), 104.3 million pounds of copper and 1.2 million silver ounces. For the three months ended December 31, 2017, the Company’s operating mines combined to produce 145,992 gold ounces (154,530 gold ounces inclusive of the Rainy River pre commercial production period), 28.1 million pounds of copper and 0.3 million silver ounces. New Gold’s Rainy River Mine commenced commercial production during the fourth quarter of 2017.

New Gold’s production costs remained very competitive compared to the broader gold mining industry as New Gold had operating expenses (2) of $646 per gold ounce sold, all-in sustaining costs from continuing operations(2) of $668 per gold ounce sold, and all-in sustaining costs(2) of $727 per gold ounce sold in 2017.

2017 gold production by operating mine

1.	Amounts presented include production from Peak Mines, which has been classified as a discontinued operation for the year ended December 31, 2017.
2.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

1

FINANCIAL HIGHLIGHTS

	2017	2016	2015
Operating information(4)
Gold production from continuing operations (ounces)	317,898	274,214	345,866
Gold production (ounces)	422,411	381,663	435,718
Gold sales from continuing operations (ounces)	309,454	274,843	339,587
Gold sales (ounces)	410,086	378,239	428,852
Gold revenue from continuing operations ($/ounce)(1)	1,247	1,207	1,122
Gold average realized price from continuing operations ($/ounce)(1)	1,278	1,246	1,152
Operating expenses per gold ounce sold from continuing operations ($/ounce)(1)	646	623	606
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)(1)	668	675	867
All-in sustaining costs per gold ounce sold ($/ounce)(1)	727	692	903
Financial Information
Revenue	604.4	522.8	582.9
(Loss) earnings from continuing operations	(101.7)	5.5	(168.3)
Net (loss)	(108.0)	(7.0)	(201.4)
Adjusted net earnings from continuing operations(1)	21.3	19.4	1.8
Adjusted net earnings (loss)(1)	49.3	14.6	(10.9)
Operating cash flows generated from continuing operations	275.0	225.0	245.8
Cash generated from operations	342.2	282.2	262.6
Cash generated from operations before changes in non-cash operating working capital(3)	299.2	301.8	276.4
Cash and cash equivalents	216.2	185.9	335.5
Total capital expenditures (sustaining capital) (1)	88.4	87.4	121.5
Total capital expenditures (growth capital) (1)	513.4	479.6	268.0
Share Data
(Loss) earnings per share from continuing operations ($)	(0.18)	(0.02)	(0.33)
(Loss) earnings per basic share ($)	(0.19)	(0.01)	(0.40)
Adjusted net earnings per basic share from continuing operations(1) ($)	0.04	0.04	0.00
Adjusted net earnings (loss) per basic share(1) ($)	0.09	0.03	(0.02)
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Of the $400 million credit facility, $230 million has been drawn and $139 million has been utilized for letters of credit, both as at December 31, 2017.
3.	Amounts presented include operating cash flows from Peak Mines, which has been classified as a discontinued operation for the year ended December 31, 2017.
4.	Gold production excludes 8,538 gold ounces produced during Rainy River’s pre commercial production period.

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Contents

OPERATING HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	11
CORPORATE SOCIAL RESPONSIBILITY	12
NEW GOLD’S INVESTMENT THESIS	15
OUTLOOK FOR 2018	16
KEY PERFORMANCE DRIVERS	17
FINANCIAL RESULTS	21
REVIEW OF OPERATING MINES	34
DISCONTINUED OPERATIONS	45
MINERAL RESERVES AND RESOURCES UPDATE (1)	51
FINANCIAL CONDITION REVIEW	54
NON-GAAP FINANCIAL PERFORMANCE MEASURES	61
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	91
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	107
ACCOUNTING POLICIES	107
CONTROLS AND PROCEDURES	108
MINERAL RESERVES AND MINERAL RESOURCES	109
CAUTIONARY NOTES	114

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 20, 2018. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States and Australia, and a development project in Canada. The Company’s operating properties consist of the Rainy River gold mine in Canada (“Rainy River”), New Afton gold-copper mine in Canada (“New Afton”), the Mesquite gold mine in the United States (“Mesquite”), and the Peak Mines gold-copper mine in Australia (“Peak Mines”) which has been classified as a discontinued operation during 2017. The Company’s Cerro San Pedro gold-silver mine in Mexico (“Cerro San Pedro”) has been in residual leaching since June 2016. New Gold’s development project is its 100%-owned Blackwater gold-silver project (“Blackwater”), located in Canada. On February 17, 2017, the Company sold its 4% stream on future gold production from the El Morro property located in Chile (“El Morro”) to an affiliate of Goldcorp Inc. for $65 million cash.

New Gold’s operating portfolio is diverse in the range of commodities it produces. The assets produce gold, with copper and silver by-products, at low costs. The Company believes it has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

Three months ended December 31			Year ended December 31
	2017	2016	2017	2016	2015
Operating information
Gold (ounces):
Produced from continuing operations (1)	110,240	77,296	317,898	274,214	345,866
Produced(1)	145,992	95,883	422,411	381,663	435,718
Sold from continuing operations (1)	108,782	75,887	309,454	274,843	339,587
Sold (1)	143,644	93,936	410,086	378,239	428,852
Copper (millions of pounds):
Produced from continuing operations (1)	24.6	21.4	90.6	87.3	85.9
Produced(1)	28.1	25.6	104.4	102.3	100.0
Sold from continuing operations (1)	22.0	21.1	84.5	84.9	79.7
Sold (1)	24.9	24.6	96.6	99.2	92.9
Silver (millions of ounces):
Produced from continuing operations (1)	0.3	0.3	1.0	1.1	1.7
Produced(1)	0.3	0.3	1.2	1.3	1.9
Sold from continuing operations (1)	0.2	0.2	0.9	1.1	1.7
Sold (1)	0.3	0.3	1.1	1.3	1.8
Revenue from continuing operations (1) :
Gold ($/ounce)	1,252	1,181	1,247	1,207	1,122
Copper ($/pound)	2.44	2.24	2.41	2.03	2.21
Silver ($/ounce)	15.84	16.35	16.41	16.71	15.20
Average realized price from continuing operations (1) (2):
Gold ($/ounce)	1,274	1,199	1,278	1,242	1,152
Copper ($/pound)	2.70	2.47	2.66	2.23	2.42
Silver ($/ounce)	16.29	16.78	16.88	17.09	15,38
Operating expenses per gold ounce sold from continuing operations ($/ounce) (3)	738	771	646	623	606
Operating expenses per copper pound sold from continuing operations ($/pound) (3)	1.56	1.57	1.34	1.11	1.27
Operating expenses per silver ounce sold from continuing operations ($/ounce) (3)	9.44	10.66	8.54	8.55	8.66
Total cash costs per gold ounce sold from continuing operations ($/ounce) (2)(4)	572	288	360	259	618
Total cash costs per gold ounce sold ($/ounce) (2)(4)	533	360	403	349	443
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce) (2)(4)	774	590	668	675	867
All-in sustaining costs per gold ounce sold ($/ounce) (2)(4)	771	619	727	692	809
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	746	647	697	634	661
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	916	812	909	861	903
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
4.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the year ended December 31, 2017 from continuing operations would be $8.98 per silver ounce sold (2016 - $8.19) and $1.58 per copper pound sold (2016 - $1.22) and co-product all-in sustaining costs for the year ended December 31, 2017 would be $11.52 per silver ounce sold (2016 - $11.74) and $1.98 per copper pound sold (2016 - $1.66). Co-product total cash costs for the three months ended December 31, 2017 from continuing operations would be $9.90 per silver ounce sold (2016 - $8.80) and $1.83 per copper pound sold (2016 - $1.41) and co-product all-in sustaining costs for the year ended December 31, 2017 would be $11.67 per silver ounce sold (2016 - $11.39) and $2.13 per copper pound sold (2016 - $1.79).

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The Company began a process for the sale of Peak Mines and entered into a binding agreement with Aurelia Metals Limited (“Aurelia”) in 2017; closing of the sale of the asset is expected in the first quarter of 2018. As such Peak Mines has been classified as a discontinued operation. Operating highlights are disclosed on a continuing and total basis, where appropriate.

Rainy River reached commercial production in the fourth quarter of 2017. From an accounting perspective, the Company recognized commercial production effective November 1, 2017, being the first day of the month following satisfaction of the commercial production criteria. Prior to the commercial production date the mine produced 8,538 gold ounces, with the associated proceeds reducing the capital costs of the project. Gold ounces produced for the year ended December 31, 2017 are shown exclusive of the pre commercial period, unless otherwise noted. Other operating and financial information represent the post commercial production period.

Gold production from continuing operations of 317,898 ounces for the year ended December 31, 2017 was higher than the 274,214 ounces in the prior-year period. Higher production at Mesquite and additional ounces from Rainy River’s start-up were partially offset by planned lower production at New Afton and Cerro San Pedro. Cerro San Pedro’s production decreased as the mine is in the residual leaching phase. Gold production from total operations of 422,411 ounces (430,949 ounces including the Rainy River pre commercial production period) was above the prior-year period. The combination of Rainy River’s start up, Mesquite’s very strong year and solid operating results at New Afton and Peak Mines, enabled the Company to achieve its guidance range of 380,000 to 430,000 ounces.

For the three months ended December 31, 2017, gold production from continuing operations was 110,240 compared with 77,926 in the prior-year period. Higher production was attributable to Mesquite’s strong fourth quarter gold production and the additional ounces from Rainy River’s start-up. In the fourth quarter of 2017, the Company delivered record quarterly gold production of 145,992 ounces (including Peak Mines).

Gold sales from total operations were 410,086 ounces for the year ended December 31, 2017, compared to 378,239 ounces in the prior-year period. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced. Gold sales were 143,644 ounces for the three months ended December 31, 2017, compared to 93,936 ounces in the prior-year period.

Copper production from continuing operations and total operations for the year ended December 31, 2017 increased compared to the prior-year period due to higher grades and higher ore tonnes processed at New Afton. Total copper production of 104.4 million pounds achieved the Company’s guidance range of 100 to 110 million pounds. Copper production for the quarter ended December 31, 2017 was higher than the prior-year quarter.

Copper sales from total operations were 96.6 million pounds for the year ended December 31, 2017, compared to 99.2 million pounds in the prior-year period. Timing of sales at the end of the period resulted in a difference between pounds sold and pounds produced. For the three months ended December 31, 2017, copper sales were 24.9 million pounds consistent with the prior-period of 24.6 million pounds.

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Operating expenses from continuing operations per gold ounce for the year ended December 31, 2017 was $646, an increase from the prior-year of $623 due to increased process flow solution at Mesquite operations and higher operating expenses at Rainy River which commenced commercial production in the fourth quarter of 2017. Operating expense per ounce of gold sold achieved the guidance range of $630 to $670 per ounce. For the three months ended December 31, 2017, operating expenses from continuing operations per gold ounce sold was $738 compared with $771 in the prior-year period due to the prior-year period being negatively impacted by a heap leach silver inventory write-down of $24.0 million at Cerro San Pedro.

Total cash costs per gold ounce sold from continuing operations, net of by-product sales, were $360 per ounce for the year ended December 31, 2017 compared to $259 per ounce in the prior year. The increase in total cash costs was primarily driven by higher operating expenses partially offset by the effect of by-product revenues which benefitted from an increase in the realized copper price.

Total cash costs per gold ounce sold from continuing operations, net of by-product sales, were $572 per ounce for the three months ended December 31, 2017 compared to $288 per ounce in the prior year. The increase in total cash costs was primarily driven by higher operating expenses partially offset by the effect of by-product revenues which benefitted from an increase in the realized copper price.

All-in sustaining costs per gold ounce sold from continuing operations were $668 for the year ended December 31, 2017, compared to $675 in the prior year. In addition to the Company’s strong operating performance, all-in sustaining costs benefitted from the timing of sustaining capital expenditure payments at Rainy River. All-in sustaining costs per gold ounce sold from continuing operations was positively impacted by the exclusion of Peak Mines consolidated sustaining costs. All-in sustaining costs from all operations were $727 per ounce for the year ended December 31, 2017, compared to $692 per ounce in the prior-year period and came in below the guidance range of $760 to $800 per ounce which had previously been lowered by $65 per ounce in the second quarter of 2017.

All-in sustaining costs per gold ounce sold from continuing operations were $774 for the three months ended December 31, 2017, compared to $590 in the prior-year period. All-in sustaining costs from all operations were $771 for the three months ended December 31, 2017, compared to $619 in the prior-year period. This increase was due to the start-up of Rainy River and slightly higher sustaining costs at Mesquite and lower gold and silver sale volumes at Cerro San Pedro.

Rainy River achieved commercial production in the fourth quarter of 2017 with mining and milling activities continuing to progress well during the quarter. Rainy River produced 37,047 ounces during the fourth quarter including the pre- commercial period, with an additional 8,607 ounces of gold inventory in circuit at the end of the period. The milling rate for December averaged 21,000 tonnes per day, which is the nameplate capacity for the facility. Gold production for 2017, including gold inventory in circuit, totalled 45,654 ounces. This was slightly lower than the guidance range of 50,000 to 60,000 ounces, as the mill ramp-up began hitting nameplate throughput slightly later in the fourth quarter than planned, resulting in lower total tonnes milled. Consistent with the Company’s plans, during the two month initial commercial production period, the gold grade averaged 0.94 gram per tonne with recoveries of 86%. With the mill operating at nameplate capacity, Rainy River is well positioned to deliver strong production in 2018. All-in sustaining costs for the year ended December 31, 2017 were above the guidance range of $1,400 to $1,440 per ounce primarily due to lower gold sales volumes.

For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

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FINANCIAL HIGHLIGHTS

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
FINANCIAL INFORMATION(3)
Revenue	193.5	140.7	604.4	522.8	582.9
Operating margin(1)	76.5	46.5	283.4	247.3	261.9
Revenue less cost of goods sold(2)	6.0	(10.6)	63.1	47.2	68.0
(Loss) earnings from continuing operations(2)	(179.6)	(23.3)	(101.7)	(8.6)	34.2
Net loss(2)	(195.6)	(22.3)	(108.0)	(7.0)	(201.4)
Adjusted net earnings from continuing operations (1) (2)	6.2	1.5	21.3	19.4	1.8
Adjusted net earnings (loss) (1)(2)	32.5	(4.9)	49.3	14.6	(10.9)
Operating cash flows generated from continuing operations	91.2	49.1	275.0	225.0	245.8
Cash generated from continuing operations before changes in non-cash operating working capital (1)	64.8	64.6	234.1	245.3	265.1
Capital expenditures (sustaining capital) (1)	27.4	15.7	88.3	87.4	121.5
Capital expenditures (growth capital) (1)	84.2	149.1	513.4	479.6	268.0
Total assets(2)	4,017.3	3,933.0 3,831.5	4,017.3	3,933.0 3,831.5	3,675.5
Cash and cash equivalents	216.2	185.9	216.2	185.9	335.5
Long-term debt	1,007.7	889.5	1,007.7	889.5	787.6

Share Data
(Loss) earnings per share from continuing operations(2):
Basic ($)	(0.31)	(0.05)	(0.18)	(0.02)	(0.33)
Diluted ($)	(0.31)	(0.05)	(0.18)	(0.02)	(0.33)
(Loss) earnings per share(2):
Basic ($)	(0.34)	(0.04)	(0.19)	(0.01)	(0.40)
Diluted ($)	(0.34)	(0.04)	(0.19)	(0.01)	(0.40)
Adjusted net earnings (loss) per basic share ($)(1)(2)	0.06	(0.01)	0.09	0.03	(0.02)
Adjusted net earnings per basic share from continuing operations ($) (1)(2)	0.01	-	0.04	0.04	-
Share price as at December 31 (TSX – Canadian dollars)	4.13	4.71	4.13	4.71	3.22
Weighted average outstanding shares (basic) (millions)	578.1	513.0	564.7	511.8	509.0

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.
3.	As the Company has entered into a binding agreement to sell the Peak Mines and the Company expects to close the sale in the first quarter of 2018, Peak Mines has been classified as a discontinued operation. Financial highlights are disclosed on a continuing and total basis, where appropriate.

Revenue was $604.4 million for the year ended December 31, 2017, compared to $522.8 million in the prior year. Revenue benefitted from the higher gold sales volumes and higher gold and copper prices when compared to the prior year. Relative to the prior year, the average realized price increased by $36 (3%) per ounce of gold and $0.43 (19%) per pound of copper.

Revenue was $193.5 million for the three months ended December 31, 2017, compared to $140.7 million in the prior-year period. The increase is due to higher metal sales volumes and higher gold and copper prices. Relative to the prior-year period, gold sales increased by 53%, mainly attributable to the startup of Rainy River and Mesquite’s strong quarter. Average realized gold price increased by $75 (6%) per ounce and the copper price increased by $0.23 (9%) per pound compared to the prior-year period.

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Revenue less cost of goods sold for the year ended December 31, 2017 was $63.1 million compared to $47.2 million in the prior year. Revenue less cost of goods sold was $6.0 million for the three months ended December 31, 2017, compared to a loss of $10.6 million in the prior year period. This increase in the three months and year ended December 31, 2017 was driven by the higher gold sales and higher metal prices.

For the year ended December 31, 2017, the loss from continuing operations was $101.7 million compared to an $8.6 million loss in the prior year. The net loss includes the net impact of an after-tax impairment charge in the current year of $181.0 million relating to Rainy River, a $43.8 million non-cash foreign exchange gain, a $33.0 million pre-tax gain on the disposal of the El Morro stream, a $21.8 million pre-tax loss on the revaluation of the Company’s gold stream obligation, a $18.3 million pre-tax loss on the revaluation of Company’s gold and copper price option contracts and copper forward contracts, and a $3.3 million gain on the modification of long-term debt. The prior year included a $31.1 million pre-tax loss on the revaluation of the Company’s gold stream obligation, a non-cash $27.3 million inventory write-down at Cerro San Pedro, a $12.0 million non-cash foreign exchange gain, and a $10.5 million gain on the revaluation of gold price option contracts. The net loss was higher than the loss from continuing operations due to a non-cash loss of $49.0 million from the sale of Peak Mines, partially offset by strong earnings from operations from Peak Mines for the year ended December 31, 2017.

The loss from continuing operations was $179.6 million for the three months ended December 31, 2017, compared to $23.3 million in the prior-year period. The fourth quarter loss from continuing operations included a net impact of an after-tax impairment charge of $181.0 million relating to Rainy River, a $17.0 million loss on the revaluation of the gold stream obligation, and a $8.8 million pre-tax foreign exchange loss, finance costs of $12.7 million, and a $4.2 million expense relating to the Company’s restructuring of its corporate office workforce. The prior-year period included a non-cash $27.3 million inventory write-down at Cerro San Pedro, a $5.1 million pre-tax foreign exchange loss, an $11.4 million gain on the revaluation of the Company’s gold option contracts, and a pre-tax gain of $3.3 million on the revaluation of the gold stream obligation. The net loss was higher than the loss from continuing operations due to due to a non-cash loss of $49.0 million from the sale of Peak Mines, which was only partially offset by strong earnings from operations from Peak Mines for the three months ended December 31, 2017.

Adjusted net earnings from continuing operations for the year ended December 31, 2017 were $21.3 million, or $0.04 per basic share, compared to $19.4 million or $0.04 per basic share in the prior year. Adjusted net earnings from continuing operations were primarily impacted by higher operating expenses, net of inventory write-downs, of $69.5 million, higher depreciation and depletion, net of inventory write-downs, of $23.5 million, higher net finance costs of $6.9 million (excluding gains on debt modification), partially offset by higher revenue of $81.6 million. Adjusted net earnings from continuing operations benefitted from an adjusted tax recovery of $8.8 million. For the year ended December 31, 2017, adjusted net earnings were $49.3 million or $0.09 per share when compared to $14.6 million or $0.03 per share in the prior year. Adjusted earnings for the year ended December 31, 2017 positively benefitted from higher adjusted earnings from discontinued operations, resulting from the cessation of depreciation and depletion at Peak Mines upon classification to discontinued operations.

Adjusted net earnings from continuing operations for the three months ended December 31, 2017 were $6.2 million or $0.01 per basic share, compared to adjusted net earnings from continuing operations of $1.5 million or $nil per basic share in the prior-year period. Adjusted net earnings from continuing operations were positively impacted by higher revenue of $52.8 million, lower corporate administration (including share-based payment expenses) of $3.8 million and lower exploration and business development expenses of $1.2 million. Additionally, adjusted earnings from continuing operations benefitted from an adjusted tax recovery of $17.1 million. This was partially offset by higher operating expenses, net of inventory write-downs, of $46.8 million, higher depreciation and depletion, net of inventory write-downs, of $16.9 million, and higher net finance costs of $11.8 million. For the three months ended December 31, 2017, adjusted net earnings were $32.5 million or $0.06 per share when compared to an adjusted net loss of $4.9 million or $0.01 per share in the prior-year period. Adjusted earnings for the three months ended December 31, 2017 positively benefitted from higher adjusted earnings from discontinued operations, resulting from increased revenues at Peak Mines and the cessation of depreciation and depletion at Peak Mines upon classification to discontinued operations.

9

For the year ended December 31, 2017, cash generated from continuing operations was $275.0 million, compared to $225.0 million in the prior year. Cash generated from continuing operations before changes in non-cash working capital for the year ended December 31, 2017 was $234.1 million compared with $245.3 million in the prior year as higher operating margins, were offset by higher income taxes paid and a $4.2 million expense relating to the Company’s restructuring of its corporate office workforce. Cash generated from continuing operations for the year ended December 31, 2017 was higher than the prior-year period, benefitting from an increase in trade and other payables at Rainy River and the collection of a concentrate receivable of $21.2 million at New Afton which was outstanding at December 31, 2016.

For the year ended December 31, 2017, cash generated from operations was $342.2 million, compared to $282.2 million in the prior-year period, benefitting from the cash generated from continuing operations working capital movements noted above.

Cash generated from continuing operations for the three months ended December 31, 2017 was $91.2 million, compared with $49.1 million in the prior-year period. Cash generated from continuing operations before changes in non-cash working capital for the three months ended December 31, 2017 of $64.8 was in line with the prior-year period. Cash generated from continuing operations benefitted from an increase in trade and other payables at Rainy River, while the prior year-period included an outstanding concentrate receivable of $21.2 million at New Afton.

For the three months ended December 31, 2017, cash generated from operations was $118.9 million, compared to $51.9 million in the prior-year period, benefitting from the cash generated from continuing operations, working capital movements noted above and higher gold sales volumes at Peak Mines.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

10

CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and disciplined growth through both organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. New Gold’s objective is to pursue corporate development initiatives that will maximize long-term shareholder value.

On February 17, 2017, New Gold sold its 4% stream on future gold production from El Morro to an affiliate of Goldcorp Inc. for $65.0 million cash. This transaction provided the Company with additional liquidity as the Company advanced the construction of Rainy River.

In 2017, New Gold entered into an agreement with a syndicate of underwriters to purchase, on a bought deal basis, 53,600,000 common shares of New Gold (plus an over-allotment option) at a price of $2.80 per share. On March 10, 2017, New Gold closed the bought deal financing of 61,640,000 common shares (including the over-allotment) for net proceeds to New Gold of approximately $164.7 million (gross proceeds of $172.9 million less equity issuance costs of $8.2 million).

On June 27, 2017, New Gold entered into gold price option contracts covering 120,000 ounces of New Gold’s second half 2017 gold production. New Gold purchased put options with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. The contracts covered 20,000 ounces of gold per month for six months beginning in July 2017. The net cost of entering into the option contracts was approximately $1 million.

In October 2017, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,600 tonnes (approximately 60 million pounds) of copper production during 2018 (“copper option contracts”).

On November 20, 2017, New Gold announced that the Company had entered into a binding agreement with Aurelia to sell the Peak Mines for cash consideration of $58.0 million subject to a closing adjustment. Aurelia paid a $3.0 million deposit, which will be retained by New Gold in certain circumstances if the transaction is not completed. The transaction is subject to customary closing conditions, including consent from the New South Wales Minister responsible for the Mining Act 1992 for the transfer of control of certain exploration licenses, and is expected to close in the first quarter of 2018.

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CORPORATE SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY HIGHlights for 2017

•     For the fourth time, New Gold was recognized as the top ranking mining company, and ninth overall in the Future 40 Most Responsible Corporate Leaders in Canada by Corporate Knights, which identifies Canada’s emerging sustainability leaders from small to mid-cap corporations.

•     A New Gold Indigenous relations strategy was developed to address five key pillars: engagement, capacity building, economic development, inclusion and environmental stewardship.

•     A New Gold local procurement standard was established to optimize local procurement and business opportunities and support sustainable economic development in the communities where we operate.

•     Independent Tailings Review Board conducted meetings at New Afton and Rainy River to ensure that best New Gold practices are adopted in Tailings Management.

•     New Afton received the 2016 Towards Sustainable Mining Leadership Award from the Mining Association of Canada and the 2016 J.T, Ryan Safety Award for Metal Mines for the lowest accident frequency in British Columbia and Yukon.

•     New Afton’s Safety Initiative Committee received the BC Chief Inspector’s Recognition Award.

•     New Afton held Health & Career Fairs at local First Nations communities and held a fundraiser for the Kamloops Foodbank.

•     New Afton underwent an external audit of its Environmental Management System. This resulted in only minor findings and the site will be certified under ISO14001:2015.

•     The New Afton community and mine rescue teams provided critical support to a local Indigenous community to prepare for and protect from the BC wildfires.

•     Cerro San Pedro achieved level A or greater for all protocols in Towards Sustainable Mining initiative including AAA rating for all performance indicators in the Community and Aboriginal Outreach protocol.

•     Cerro San Pedro was recertified by the International Cyanide Management Institute.

•     Cerro San Pedro held a Biodiversity Day event at local schools and built a potable water tank for the local community

•     The Todos par Cerro de San Pedro foundation launched a microfinancing program and provided a microloan to its first local small business owner.

•     Cerro San Pedro Mine continued to reclaim and revegetate waste piles as part of its closure and reclamation plan as well as complete the fencing off of the open pit area.

•      Peak Mines participated in Clean Up Australia Day and the Cobar Shire Festival of the Miners Ghost.

•      Continued working toward Environmental Assessment Approval and Participation Agreements with first Nations at Blackwater.

CORPORATE SOCIAL RESPONSIBILITY Targets for 2018

•     Achieve a minimum of AA ranking at the Mining Association of Canada’s Towards Sustainable Mining Aboriginal and Community Relations Protocol at Canadian operations.

•     Reduce reportable environmental incidents across all operations.

•     Reduce the Total Reportable Injury Frequency Rate (TRIFR).

•    Establish guidance for workforce with regard to high-risk activities such as working at heights, confined space, lock-out/tag-out and hazardous substances.

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New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

As a participant of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s objectives include protecting the welfare of its employees and contractors through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. The Company strives to create a culture of inclusiveness and tolerance that begins at the top and is reflected in its hiring, promotion and overall human resources practices. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use.

The New Gold environmental management standards are based on internationally recognized standards. The standards serve to guide site-level management systems to ensure that site operations identify and appropriately manage their environmental aspects, adopt a consistent approach to identifying and controlling environmental risks, report progress through audits and assessments, and adopt a high level of environmental stewardship. All sites are expected to have an external audit, peer audit or self-assessment annually based on our audit schedule.

As part of the implementation process, each operation has also compiled a register of significant environmental risks. This register contains the main environmental risks for each operation and allows corporate representatives to test the adequacy and effectiveness of controls as well as emergency preparedness and mitigation measures associated with these greatest potential risks.

In 2017, New Gold was subject to charges in relation to two incidents from 2016.  Specifically, on July 13, 2017, New Gold was charged with five breaches of the Environmental Protection Act (Ontario) in connection with alleged effluent discharges at the Rainy River project in July 2016 in excess of permit limits. On November 9, 2017, New Gold plead guilty to discharging un-ionized ammonia above the ECA limit on July 27, 2016 and failing to report a July 20, 2016 discharge above the standard for un-ionized ammonia. The three remaining charges were withdrawn. New Gold was sentenced to a fine of C$100,000 for the July 27, 2016 discharge and C$50,000 for the failure to report the July 20, 2016 discharge. A mandatory victim surcharge of 25% applies to the fines, for a total amount owing of C$187,500.  In addition, on July 24, 2017, New Gold was charged with two breaches of the Lakes and Rivers Improvement Act (Ontario) in connection with water allegedly overtopping a dam on the Rainy River construction site prior to completion of construction of the dam. New Gold takes all environmental incidents seriously and is in the process of evaluating this matter.

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New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and other lasting socio-economic benefits.

The New Gold community engagement and development standards provide guidance to our sites to identify our communities of interest, and effectively engage and sustain dialogue, and to find opportunities to contribute to long-term development within our host communities. They also drive us to monitor and continually improve our processes and performance. The standards are based on several internationally recognized principles and values. At each site, the standards are being progressively implemented to guide site-level management systems to ensure that site operations appropriately identify and engage with local communities of interest, respect human rights, identify opportunities for sustainable community investments, and makes commercially reasonable efforts to maximize local hiring and contracting.

Our standards also guide our operations to adopt a consistent approach to identifying and controlling social risks and to report progress through audits and assessments. All sites are expected to have an external audit, peer audit or self-assessment annually based on an audit schedule.

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NEW GOLD’S INVESTMENT THESIS

Our primary focus is the exploration, development and operation of our portfolio of gold producing assets. We currently have an established foundation, with our four producing assets providing us with the cash flow that should position us to grow the business as we further explore and develop our exciting development projects. As we deliver on what we believe is an industry-leading organic growth profile, we intend to remain focused on the following key strengths that have helped New Gold become a leading intermediate producer.

PORTFOLIO OF ASSETS IN TOP-RATED JURISDICTIONS	New Gold has a diverse portfolio of assets. Operating assets consist of Rainy River and New Afton in Canada, Mesquite in the United States, Peak Mines in Australia (classified as a discontinued operation) and Cerro San Pedro in Mexico, which transitioned into residual leaching in the second half of 2016. Our significant development project is the Blackwater project in Canada. All assets are located in jurisdictions that have been ranked in the top five mining jurisdictions based on the Behre Dolbear Report “2015 Ranking of Countries for Mining Investment”. In 2017, 43% of our revenue was generated from Canada, 22% from Australia, 28% from the United States and 7% from Mexico, and over 92% of our gold reserves are located in Canada.

INVESTED AND EXPERIENCED TEAM	New Gold has an invested and experienced executive management team and Board of Directors with extensive mining sector knowledge, a successful track record of identifying and developing mines and significant experience in leading successful mining companies. Our Board of Directors provides valuable stewardship and includes individuals with a breadth of knowledge across the mining sector that the Company believes provides New Gold with a distinct competitive advantage.

ESTABLISHED TRACK RECORD	New Gold has a portfolio of mines that have a history of delivering on consolidated Company guidance. In 2017, New Gold achieved its production guidance at low costs which enabled us to generate robust margins. New Gold produced 422,411 gold ounces at operating expenses per gold ounce sold of $664 and all-in sustaining costs of $727 per gold ounce sold net of by-product sales.

PEER-LEADING GROWTH PIPELINE	In addition to our operating mines, we have development potential that significantly enhances our production base and growth profile. As at December 31, 2017, the Rainy River mine contains Proven and Probable Mineral Reserves of 4.4 million gold ounces and 12.8 million silver ounces. The Blackwater project contains Proven and Probable Mineral Reserves of 8.2 million gold ounces and 61 million silver ounces. Please refer to the “Mineral Reserves and Mineral Resources” section of this MD&A for further details

A HISTORY OF VALUE CREATION	Since the middle of 2008, New Gold has grown through the acquisition of largely single asset companies which has further strengthened the Company. The experience of our management team and Board of Directors has allowed the Company to be opportunistic in its corporate development initiatives. In addition, New Gold continues to look for opportunities to organically increase the value of each of its operations.

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OUTLOOK FOR 2018

	Gold Production(1)	Copper Production(1)	Operating Expense(2) (4)	Operating Expense(2) (4)	All-in Sustaining Costs(3) (4)
	(thousands of ounces)	(millions of pounds)	(per gold ounce sold)	(per copper pound sold)	(per gold ounce sold)
Rainy River	310 - 350	-	$430 - $470	-	$990 - $1,090
New Afton	55 - 65	75 - 85	$455 - $495	$1.10 - $1.30	($1,020) - ($980)
Mesquite	140 - 150	-	$890 - $930	-	$1,005 - $1,045
Cerro San Pedro	20 - 30	-	$1,255 - $1,295	-	$1,330 - $1,370
Total	525 - 595	75 - 85	$555 - $595	$1.35 - $1.55	$860 - $900
1.	Consolidated silver production is estimated to be approximately 0.9 million ounces in 2018.
2.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
3.	Net of by-product silver and copper revenues.
4.	For details on the key assumptions, which apply to all 2017 and 2018 production and cost guidance contained in this MD&A, refer to “Total Operating Expense and All-in Sustaining Costs per Gold Ounce Sold” below.

Production

New Gold’s 2018 consolidated gold production is expected to increase by approximately 30% relative to the prior year due to the benefit of the first full year of operations at Rainy River more than offsetting the planned decreases in gold production at New Afton, Mesquite and Cerro San Pedro, and the sale of Peak Mines. Consolidated copper production for 2018 is expected to decrease relative to the prior year primarily due to the sale of Peak Mines and planned lower mill throughput at New Afton. Consolidated silver production is scheduled to remain in line with 2017 at approximately 0.9 million ounces.

Consistent with previous years, New Gold’s 2018 full-year gold production is not scheduled to be evenly distributed across the four quarters. Approximately 60% of the Company’s consolidated gold production is expected to occur evenly in the second and fourth quarters.

Total Operating Expense and All-in Sustaining Costs per Gold Ounce Sold

New Gold’s by-product pricing assumptions for 2018 are $3.20 per copper pound, which was in line with spot prices and approximates the mid-point of the Company’s copper collar pricing, and $17.00 per silver ounce which is in line with spot prices. The 2018 assumptions for the Canadian dollar and Mexican peso exchange rates of $1.25 and $18.00 to the U.S. dollar were in line with spot exchange rates at the time guidance was set.

The Company’s operating expense per gold ounce is expected to decrease in 2018, as a higher proportion of gold sales will be from the lower operating expense per ounce Rainy River Mine. Operating expense per copper pound in 2018 is expected to increase relative to the prior year due to lower mill throughput and copper grades at New Afton.

New Gold’s 2018 all-in sustaining costs are expected to increase relative to the prior year. The Company’s 2018 consolidated total cash costs, which form a component of all-in sustaining costs, are expected to be $360 to $400 per ounce. Sustaining costs for 2018, including sustaining capital, exploration, general and administrative and amortization or reclamation expenditures, are expected to increase by approximately $145 million relative to the prior year primarily due to an increase in sustaining capital expenditures during Rainy River’s first full year of operation. This increase is expected to be partially offset by lower capital and exploration expenditures at New Afton, Mesquite and Cerro San Pedro, as well as a sustainable reduction in corporate general and administration expenditures.

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Consistent with previous years, New Gold’s 2018 full-year gold production is not scheduled to be evenly distributed across the four quarters. Approximately 60% of the Company’s consolidated gold production is expected to occur evenly in the second and fourth quarters. The Company’s sustaining capital profile is also not scheduled to be evenly distributed across the four quarters. Approximately 40% of the sustaining capital is expected to occur in the first quarter with the remaining 60% to occur evenly over the second, third and fourth quarters. As a result of the combined impact of planned lower first quarter production and higher sustaining capital spend profile, the first quarter is expected to have a higher all-in sustaining cost relative to the full-year guidance range.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of continuing operating mines produced 317,898 gold ounces for the year ended December 31, 2017 and 110,240 gold ounces for the three months ended December 31, 2017.

Operating expenses per gold ounce sold from continuing operations for the year ended December 31, 2017 was $646, compared to $623 in the prior-year period. Operating expenses per copper pound sold from continuing operations for the year ended December 31, 2017 was $1.34, compared to $1.11 in the prior-year period. Operating expenses per silver ounce sold from continuing operations for the year ended December 31, 2017 was $8.54, compared to $8.55 in the prior-year period.

Operating expenses per gold ounce sold from continuing operations for the three months ended December 31, 2017 were $738, compared to $771 in the prior-year period. Operating expenses per copper pound sold from continuing operations for the three months ended December 31, 2017 were $1.56, compared to $1.57 in the prior-year period. Operating expenses per silver ounce sold from continuing operations for the three months ended December 31, 2017 were $9.44 compared to $10.66 in the prior-year period.

For the year ended December 31, 2017, total cash costs and all-in sustaining costs from continuing operations, net of by-product sales, were $360 and $668 per gold ounce sold, respectively. In the prior-year periods, total cash costs and all-in sustaining costs were $259 and $675 per gold ounce sold, respectively.

For the three months ended December 31, 2017, total cash costs and all-in sustaining costs from continuing operations, net of by-product sales, were $572 and $774 per gold ounce sold, respectively. In the prior-year periods, total cash costs and all-in sustaining costs were $288 and $590 per gold ounce sold, respectively.

For an analysis of the impact of production volumes and costs for the year ended December 31, 2017 relative to prior-year periods, refer to the “Operating Highlights” section of this MD&A.

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Commodity Prices

Gold prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. In the third quarter of 2016, the Company entered into gold price option contracts related to its production for the first half of 2017. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces.

In June 2017, the Company entered into further gold option contracts for the periods July 2017 to December 2017 with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. For the year ended December 31, 2017, the Company recognized $7.4 million in revenue related to these gold price option contracts. At December 31, 2017, the contracts have expired. No further gold price option contracts have been entered into for 2018. For the year ended December 31, 2017, New Gold’s gold revenue per ounce and average realized gold price from continuing operations per ounce were $1,247 and $1,278 respectively, compared to the LBMA p.m. average gold price of $1,257 per ounce. For the three months ended December 31, 2017, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,252 and $1,274, respectively, compared to the LBMA p.m. average gold price of $1,274 per ounce. The difference between New Gold’s average realized gold price and the LBMA p.m. average gold price is primarily a result of the gold price option contracts described above.

Copper prices

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017, at a fixed price of $2.52 per pound settling against the LME monthly average price. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. The copper forward contracts are treated as derivative financial instruments and mark-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. As at December 31, 2017, all of the aforementioned copper forward contracts have expired.

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For the year ended December 31, 2017, New Gold’s copper revenue per pound and average realized copper price per pound from continuing operations per pound were $2.41 and $2.66, respectively, compared to the average LME copper price of $2.79 per pound. For the three months ended December 31, 2017, New Gold’s copper revenue per pound and average realized copper price per pound were $2.44 and $2.70, respectively, compared to the average LME copper price of $3.09 per pound. The difference between New Gold’s average realized copper price and the LME average copper price is primarily a result of the copper forward contracts described above.

On October 18, 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds of its 2018 production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound, at a nominal cost to the Company. Call options sold and put options purchased are treated as derivative financial instruments and mark-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses.

Silver prices

For the year ended December 31, 2017, New Gold’s silver revenue per ounce and average realized silver price per ounce from continuing operations were $16.41 and $16.88, respectively, compared to the LBMA p.m. average silver price of $16.80 per ounce. For the three months ended December 31, 2017, New Gold’s silver revenue per ounce and average realized silver price per ounce were $15.84 and $16.29 respectively, compared to the LBMA p.m. average silver price of $16.70 per ounce. The difference between New Gold’s average realized silver price and the LBMA p.m. average silver price is as a result of timing of spot sales.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The average Canadian dollar against the average U.S. dollar for the year ended December 31, 2017 strengthened by approximately 2% when compared to the prior year. The Canadian dollar weakened against the U.S. dollar by approximately 1% from September 30, 2017 to December 31, 2017. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development property, as a significant portion of operating and capital costs are denominated in Canadian dollars.

The average Australian dollar against the average U.S. dollar for the year ended December 31, 2017 strengthened by approximately 3% when compared to the prior year. The Australian dollar weakened against the U.S. dollar by approximately 0.3% from September 30, 2017 to December 31, 2017. The strengthening or weakening of the Australian dollar impacts costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines, as a significant portion of operating costs are denominated in Australian dollars.

The average Mexican peso against the average U.S. dollar for the year ended December 31, 2017 weakened by approximately 1% when compared to the prior year. The Mexican peso weakened against the U.S. dollar by approximately 8% from September 30, 2017 to December 31, 2017. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a portion of operating costs are denominated in Mexican pesos.

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For an analysis of the impact of foreign exchange fluctuations on operating costs for the year ended December 31, 2017 relative to prior-year periods, refer to the “Review of Operating Mines and Discontinued Operations” sections for Rainy River, New Afton, Peak Mines and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price increased by 6% since the start of 2017, declining by 4% during the fourth quarter. The current U.S administration continues to generate considerable uncertainty and unpredictability, and U.S. economic data has been mixed. Although the Federal Reserve is expected to increase the pace of interest rate hikes in 2018 and most asset markets continue to set new highs, there are numerous U.S legislative hurdles on the horizon, as well as continuing challenges with Brexit and ongoing geopolitical concerns. Against this backdrop, gold has started 2018 well.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products is significantly below the peak in 2012, suggesting that the broad investment community has capacity to add length to positions as sentiment improves. As a low all-in sustaining cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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FINANCIAL RESULTS

Summary of Quarterly and Year-to-Date Financial Results

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
FINANCIAL RESULTS(3)
Revenue	193.5	140.7	604.4	522.8	582.9
Operating expenses	117.0	94.2	321.0	275.5	321.0
Depreciation and depletion(2)	70.5	57.1	220.3	200.1	193.9
Revenue less cost of goods sold(2)	6.0	(10.6)	63.1	47.2	68.0

Corporate administration	4.9	6.4	23.7	22.9	20.4
Corporate restructuring	4.2	-	4.2	-	3.0
Share-based payment expenses	(1.8)	0.5	5.1	8.3	7.3
Asset impairment	268.4	6.4	268.4	6.4	(13.6)
Exploration and business development	1.3	2.5	6.4	4.1	16.7
(Loss) earnings from operations(2)	(271.0)	(26.4)	(244.7)	5.5	37.2

Finance income	0.2	0.7	1.1	1.4	1.3
Finance costs	(12.7)	(1.4)	(13.2)	(9.9)	(37.9)
Other gains and losses
Unrealized gain on share purchase warrants	-	1.5	1.2	0.2	14.2
(Loss) gain on foreign exchange	(8.8)	(5.1)	43.8	12.0	(98.2)
Loss on disposal of El Morro project	-	-	-	-	(180.3)
Gain on disposal of El Morro stream	-	-	33.0	-	-
Other gain (loss) on disposal of assets	0.2	(0.1)	0.3	0.1	(4.4)
Revaluation of AFS securities	(0.1)	(0.2)	(0.2)	0.5	(0.2)
Gain (loss) on copper forward contracts and copper option contracts	0.3	-	(4.4)	-	-
Unrealized (loss) gain on revaluation of gold stream obligation	(17.0)	3.3	(21.8)	(31.1)	6.2
Gain (loss) on revaluation of gold price option	0.3	11.4	(13.9)	10.5	6.0
Financial instrument transaction costs	-	-	-	-	(2.4)
Company’s share of the net loss of El Morro	-	-	-	-	(0.8)
Other	0.1	(0.2)	1.2	0.1	(0.2)
Loss before taxes(2)	(308.5)	(16.5)	(217.6)	(10.7)	(262.4)
Income tax recovery (expense) (2)	128.9	(6.8)	115.9	2.1	94.1
Net loss from continuing operations (2)	(179.6)	(23.3)	(101.7)	(8.6)	(168.3)
(Loss) earnings from discontinued operations	(16.0)	1.0	(6.3)	1.6	(33.1)
Net loss	(195.6)	(22.3)	(108.0)	(7.0)	(201.4)
Adjusted earnings from continuing operations (1) (2)	6.2	1.5	21.3	19.4	1.8
Adjusted net earnings (loss) (1) (2)	32.5	(4.9)	49.3	14.6	(10.9)
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.
3.	As the Company began a process for the sale of Peak Mines and the Company expects to close the sale in the first quarter of 2018, Peak Mines has been classified as a discontinued operation. Financial highlights are disclosed on a continuing and total basis, where appropriate.

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Revenue

The $81.6 million, or 16%, increase in revenue for the year ended December 31, 2017 was due to the combined impact of a $45.0 million increase driven by higher gold and copper prices and a $36.6 million increase in metal sales volumes. The average realized prices for the year ended December 31, 2017 were $1,278 per gold ounce, $2.66 per pound of copper and $16.88 per silver ounce, compared to $1,242 per gold ounce, $2.33 per pound of copper and $17.09 per silver ounce in the prior year.

For the three months ended December 31, 2017, the $52.8 million increase in revenue was attributable to higher gold and copper prices. The 38% increase in revenue was due to the combined impact of a $9.8 million increase driven by higher gold and copper prices and a $43.0 million increase in metal sales volumes. The average realized prices for the three months ended December 31, 2017 were $1,274 per gold ounce, $2.70 per pound of copper and $16.29 per silver ounce. This compared to $1,199 per gold ounce, $2.47 per pound of copper and $16.78 per silver ounce in the prior-year period.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the year and three months ended December 31, 2017, operating expenses increased compared with the prior-year periods. Higher operating costs at Mesquite were due to higher process solution flow which drove higher production. The increase in operating costs was also attributable to Rainy River as the mine commenced commercial production in the fourth quarter of 2017. This was partially offset by lower operating costs at Cerro San Pedro, as the mine has been in residual leaching since June 2016. The prior-year period operating expenses included a non-cash heap leach inventory write-down of $24.0 million at Cerro San Pedro.

Depreciation and depletion

For the three months and year ended December 31, 2017, depreciation and depletion increased compared with prior-year periods due to higher production from the Mesquite operations compared to prior periods, and depreciation and depletion being recognized at Rainy River as the mine commenced commercial production in the fourth quarter.

Revenue less cost of goods sold

For the three months and year ended December 31, 2017, revenue less cost of goods sold increased primarily due to higher revenues, partially offset by higher operating expenses and depreciation and depletion.

Corporate administration and share-based payment expenses

For the year ended December 31, 2017, corporate administration was consistent with the prior-year period. For the three months ended December 31, 2017, the decrease in corporate administration costs was due to a reduction in salaries and benefits expenses as the Company initiated a restructuring plan that impacted its corporate office workforce. As a result, the Company incurred $4.2 million in severance and termination related charges in the quarter.

For the three months and year ended December 31, 2017, the decrease in share-based payment expenses was a result of a lower amount of share units due to the above-noted restructuring and a decrease in share price used to value share-based compensation when compared to the prior-year period.

22

Asset impairment

In accordance with the Company’s accounting policies, the recoverable amount of an asset is estimated when an indication of impairment exists. As at December 31, 2017, indicators of impairment existed at the Rainy River cash generating unit (‘CGU’).

In January 2018, the Company announced higher estimated operating expenses and capital expenditures over Rainy River’s first nine years of operations. The Company has identified the revised operating expense and capital expenditure estimates at Rainy River as an indicator of impairment.

For the year ended December 31, 2017, the Company recorded an after-tax impairment loss of $181.0 million within net loss, as noted below:

Year ended December 31, 2017
(in millions of U.S. dollars)	Rainy River
Impairment charge included within NET LOSS
Rainy River depletable mining properties	268.4
Tax recovery	(87.4)
Total impairment charge after tax	181.0

In the prior year, indicators of impairment existed at the Rainy River CGU and for the Company’s 3% NSR royalty on the production of the Rio Figueroa property (“Rio Figueroa NSR”). The Company had identified the revised capital cost and three-month delay at the Rainy River project and the lack of activity on the Rio Figueroa project as indicators of impairment in the prior year and performed an impairment assessment to determine the recoverable amount of these CGUs at December 31, 2016. In the prior year, an impairment loss of $6.4 million was recorded relating to Rio Figueroa NSR. No impairment loss was recorded at Rainy River in the prior year as the carrying value exceeded the recoverable amount as at December 31, 2016.

For the year ended December 31, 2016, the Company recorded an impairment charge of $6.4 million within net loss, as noted below:

Year ended December 31, 2016
(in millions of U.S. dollars)	Rio Figueroa NSR
Impairment charge included NET LOSS
Exploration and evaluation assets	6.4

(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River, and Blackwater. Other assets consist of corporate assets and exploration properties.

As outlined in the accounting policies, the Company uses fair value less cost of disposal to determine the recoverable amount of an asset as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy.

23

(a) Rainy River CGU:

Key estimates and judgements include production levels, operating costs, project costs and other capital expenditures reflected in the Company’s life-of-mine (‘LOM’) plans, the value of in-situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, and silver prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. The current Rainy River LOM plan is 13 years. LOM plans use proven and probable mineral reserves only and do not utilize mineral resource estimates for a CGU. When options exist for the future extraction and processing of these resources, an estimate of the value of the unmined mineral resources (also referred to as in-situ ounces) is included in the determination of fair value.

In-situ ounces

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated based on an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies.

Discount rates

When discounting estimated future cash flows, the Company uses a real, after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (‘CAPM’). The CAPM includes market participant’s estimates for equity risk premium, cost of debt, target debt to equity, risk-free rates and inflation. For the December 31, 2017 impairment analysis, a real discount rate of 4.00% was used (2016 - real discount rates of 5.50%). The decrease in the real discount rate was due to the removal of the project development risk premium and stronger bond markets.

Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For impairment analysis, the following commodity prices and exchange rate assumptions were used:

As at December 31, 2017			As at December 31, 2016
(in U.S. dollars, except where noted)	2018 - 2022 Average	Long-term	2017 - 2021 Average	Long-term
Commodity prices
Gold ($/ounce)	1,300	1,300	1,325	1,300
Silver ($/ounce)	19.16	19.25	19.66	20.00
Exchange rates
CAD:USD	1.24	1.24	1.31	1.30

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production, operating and capital costs. An adverse change in one or more of the assumptions used to estimate fair value could result in a reduction in a CGU’s fair value.

24

(b) Rio Figueroa NSR:

Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, probability of the project being developed and economic factors beyond management’s control, such as copper prices and discount rates.

(ii) Impact of impairment tests

The Company calculated the recoverable amount of the Rainy River CGU using the fair value less cost of disposal method as noted above. For the year ended December 31, 2017, the Company recorded pre-tax impairment losses of $268.4 million, $181.0 million net of tax, within net loss. The fair value of the Rainy River CGU was negatively impacted by the higher development capital costs incurred to date as well as higher expected all-in sustaining costs over the LOM.

For the year ended December 31, 2016, the Company recorded impairment losses of $6.4 million related to the Rio Figueroa NSR, within net loss, as noted above.

(iii) Sensitivity analysis

After effecting the impairment for the Rainy River CGU, the fair value of this CGU is assessed as being equal to its respective carrying amount as at December 31, 2017. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of the Rainy River CGU at December 31, 2017:

As at December 31, 2017
(in millions of U.S. dollars)	Rainy River
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	235.1
0.5% change in discount rate	25.9
5% change in exchange rate	106.5
5% change in operating costs	90.3
5% change in in-situ ounces	20.2

25

Exploration and business development

For the year ended December 31, 2017, expensed exploration was primarily incurred at Rainy River and the Fifield project, located in central New South Wales, Australia. The prior-year included expensed exploration costs primarily at New Afton and Mesquite. Capitalized exploration costs were $2.0 million for the year ended December 31, 2017 and were incurred at Rainy River and New Afton.

Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

Finance income and finance costs

For the three months and year ended December 31, 2017, finance costs increased as the Company capitalized less interest to its qualifying development property due to the commencement of commercial production at Rainy River, and additional interest was incurred on the additional drawn portion of the Company’s revolving credit facility.

Other gains and losses

Other gains and losses consist of the following items:

Share purchase warrants

For the year ended December 31, 2017, the Company recorded a gain on share purchase warrants. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings. In June 2017 all share purchase warrants expired unexercised, thus there was no loss for the three months ended December 31, 2017.

Gold stream obligation

For the year ended December 31, 2017, the unrealized loss on revaluation of the gold stream obligation derivative instrument was related to the decrease in the discount rate, increase in expected gold ounce production, and the periodic recognition of the accretion expense. The loss on the revaluation of the gold stream obligation is a result of the change in the Company’s own credit risk narrowing.

Gold price option contracts

In the prior year, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. These gold price option contracts covered of 120,000 ounces of New Gold’s first half 2017 gold production. In June 2017, the Company entered into further gold option contracts for the period July 2017 to December 2017 with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces.

These derivative instruments were fair valued at the end of each reporting period. For the year ended December 31, 2017, the Company recognized $7.5 million increase in revenue related to these gold price option contracts.

As at December 31, 2017, these options have expired and no further gold price option contracts have been entered into in 2018.

Gain on disposal of El Morro gold stream

During the first quarter of 2017, the Company sold its 4% stream on future gold production from El Morro for $65 million cash. As a result, the Company recorded a gain on disposal of $33.0 million representing the difference between the net proceeds received and the carrying value of the asset. Please refer to the “Corporate Developments” section of this MD&A for more information on this transaction.

26

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian and Australian dollars compared to the U.S. dollar in the current period.

Income tax

Income tax recovery from continuing operations for the year ended December 31, 2017 was $115.9 million on loss before taxes of $217.6 million compared to $2.1 million on a loss of 10.7 million in prior-year, reflecting an effective tax rate of 53.3% in 2017 compared to 19.6% in 2016. The primary reason for the change in the unadjusted effective tax rate is the impact of US tax rate change, lower tax rate applicable on the disposal of the El Morro stream and the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. On December 22, 2017, the Tax Cuts and Jobs Act (“tax reform”) was signed into law in the U.S. Tax reform lowered the U.S Federal corporate tax rate from 35% to 21% and made numerous other tax law changes. The change in tax law required the Company to remeasure existing net deferred tax liabilities using the lower rate in the period of enactment resulting in an income tax benefit of approximately $32.6 million to reflect these changes in the year ended December 31, 2017. For the year ended December 31, 2017, the Company recorded a foreign exchange gain of $7.4 million on non monetary assets and liabilities, compared to a gain of $10.1 million in the prior year with no associated tax impact. For the year ended December 31, 2017 the unadjusted effective tax rate was impacted due to higher income tax rate in the province of British Columbia.

The Company had unrecognized deferred tax assets in Mexico of $20.1 million as at December 31, 2017 compared to $18.4 million in the prior year. The Company had $1.6 million of unrecognized deferred tax asset in the U.S. as at December 31, 2017 relating to decommissioning obligations compared to $1.2 million relating to alternative minimum tax credits in the prior year. In addition, the Company had unrecognized deferred tax assets of $43.6 million for investment tax credits in Canada as at December 31, 2017. The deferred tax asset were not recognized as the Company did not meet more likely than not criteria for recognizing these assets.

During the year the Company paid income taxes of $17.6 million compared to refund of $2.4 million in the prior year. The increase is primarily due to higher income taxes paid in the U.S.

On an adjusted net earnings (loss) basis, the adjusted tax recovery from continuing operations for the year ended December 31, 2017 was $8.8 million, compared to an adjusted tax expense of $11.3 million in the prior year. The adjusted tax recovery excludes the impact of asset impairment at Rainy River, foreign exchange, disposal of the El Morro gold stream, revaluation of the gold stream obligation and the gain on revaluation of the gold price option contracts. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

(Loss) earnings from discontinued operations

For the three months and year ended December 31, 2017 earnings from discontinued operations decreased due to the impairment loss on held-for-sale assets, partially offset by an increase in revenues and the cessation of depreciation and depletion upon classification of Peak Mines to a discontinued operation.

27

Net earnings (loss)

Please see below for a reconciliation of net earnings for the year ended December 31, 2017.

RECONCILIATION OF NET EARNINGS (LOSS) – 2016 TO 2017

(in millions of U.S. dollars)

28

Please see below for a reconciliation of net earnings (loss) for the quarter ended December 31, 2017.

RECONCILIATION OF NET EARNINGS (LOSS) – Q4 2016 TO Q4 2017

(in millions of U.S. dollars)

29

Adjusted net earnings (loss)

The net earnings have been adjusted, including the associated tax impact, for asset impairments, inventory write-downs, gains on the modification of long-term debt, and “Other gains and losses” on the audited consolidated income statement. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the fair value changes for gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Please see below for a reconciliation of adjusted net earnings for the year ended December 31, 2017.

RECONCILIATION OF ADJUSTED NET EARNINGS (LOSS) – 2016 TO 2017 (in millions of U.S. dollars)

30

Please see below for a reconciliation of adjusted net earnings (loss) for the quarter ended December 31, 2017 from the prior-year period.

RECONCILIATION OF ADJUSTED NET EARNINGS (LOSS) – Q4 2016 TO Q4 2017 (in millions of U.S. dollars)

31

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Operating information
Total gold production (ounces)(1)	145,992	82,027	105,064	89,327	95,883	95,546	99,423	90,811	131,719
Gold production from continuing operations (ounces)(1)	110,240	67,653	79,025	60,980	77,026	57,565	68,138	71,215	96,921
Total gold sales (ounces)(1)	143,644	79,904	99,235	87,304	93,936	96,452	101,820	86,031	133,005
Gold sales from continuing operations (ounces) (1)	108,782	67,052	73,707	59,913	75,887	56,038	74,036	68,882	98,315

Revenue	193.5	142.5	143.8	124.5	140.7	125.2	140.1	126.8	155.2

(Loss) earnings from continuing operations	(179.6)	29.2	17.8	30.9	(23.3)	0.8	(14.1)	28.5	1.7
per share:
Basic ($)	(0.31)	0.05	0.03	0.06	(0.05)	$nil	(0.03)	0.06	$nil
Diluted ($)	(0.31)	0.05	0.03	0.06	(0.05)	$nil	(0.03)	0.06	$nil
(Loss) earnings from discontinued operations, net of tax	(16.0)	(2.2)	5.3	6.6	1.0	3.3	0.2	(2.9)	(11.2)
Net (loss) earnings	(195.6)	27.0	23.1	37.5	(22.3)	4.1	(13.9)	25.6	(9.5)
per share:
Basic ($)	(0.34)	0.05	0.04	0.07	(0.04)	0.01	(0.03)	0.05	(0.02)
Diluted ($)	(0.34)	0.05	0.04	0.07	(0.04)	0.01	(0.03)	0.05	(0.02)

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

32

In the first quarter of 2017, the Company identified an immaterial error relating to depletion of its New Afton mining interest for the year ended December 31, 2016 resulting in a reduction in 2016 net earnings of $9.7 million.

The quarterly impact on the comparative consolidated income statement is outlined in the table below. The resulting overstatement of the mining interest’s balance of $15.4 million, overstatement of deferred tax liability of $5.3 million and understatement of inventories totalling $0.4 million as at December 31, 2016 has also been revised in the comparative consolidated statement of financial position and the associated notes to the audited consolidated financial statements. There has been no change to the cash flows from operating, investing and financing activities in the comparative consolidated statement of cash flow.

	Three months ended	Three months ended	Three months ended	Three months ended	Year ended
(in millions of U.S. dollars)	March 31, 2016	September 30, 2016	September 30, 2016	December 31, 2016	December 31, 2016
Impact on net earnings (Loss)
Net earnings (loss) before revision	26.8	(8.8)	5.1	(19.9)	2.7
Depreciation and depletion	(3.4)	(4.1)	(3.4)	(4.1)	(15.0)
Income tax recovery	2.2	(1.0)	2.4	1.7	5.3
Revision to net earnings (loss)	(1.2)	(5.1)	(1.0)	(2.4)	(9.7)
Revised net earnings (loss)	25.6	(13.9)	4.1	(22.3)	(7.0)
Basic weighted average number of shares outstanding (in millions)	509.6	511.2	513.0	513.3	511.8
Dilution of securities:
Stock options	1.1	-	2.8	-	-
Diluted weighted average number of shares outstanding (in millions)	510.7	511.2	515.8	513.3	511.8
Net earnings (loss) per share before revision:
Basic	0.05	(0.02)	0.01	(0.04)	0.01
Diluted(1)	0.05	(0.02)	0.01	(0.04)	0.01
Impact of revision to net earnings (loss) per share:
Basic	-	(0.01)	-	-	(0.02)
Diluted(1)	-	(0.01)	-	-	(0.02)
Revised net earnings (loss) per share:
Basic	0.05	(0.03)	0.01	(0.04)	(0.01)
Diluted(1)	0.05	(0.03)	0.01	(0.04)	(0.01)

1.	For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

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AT-A-GLANCE

AS AT DECEMBER 31, 2017

2018 GUIDANCE:

Gold: 310,000 - 350,000 ounces

OPERATING EXPENSES/oz: $430 - $470

ALL-IN SUSTAINING COSTS/OZ: $990 - $1,090

2017 Production

Gold: 28,509 ounces

Silver: 0.04 MILLION OUNCES

ALL-IN SUSTAINING COSTS/OZ: $1,549

REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

At December 31, 2017, the mine had 4.4 million ounces of Proven and Probable Gold Mineral Reserves, with 1.8 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves. Rainy River enhances New Gold’s growth pipeline through its significant production scale and exciting longer-term exploration potential in a great mining jurisdiction.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
Operating information
Ore mined (thousands of tonnes)	1,808	-	1,808	-	-
Waste mined (thousands of tonnes)	6,821	-	6,821	-	-
Ore processed (thousands of tonnes)	977	-	977	-	-
Average grade:
Gold (grams/tonne)	0.94	-	0.94	-	-
Silver (grams/tonne)	2.20	-	2.20	-	-
Recovery rate (%):
Gold	86.1	-	86.1	-	-
Silver	55.6	-	55.6	-	-
Gold (ounces):
Produced (inclusive of pre-commercial ounces)	37,047	-	37,047	-	-
Produced (1)	28,509	-	28,509	-	-
Sold (1)	26,359	-	26,359	-	-
Silver (millions of ounces):
Produced (1)	0.04	-	0.04	-	-
Sold (1)	0.04	-	0.04	-	-
Revenue
Gold ($/ounce)	1,276	-	1,276	-	-
Silver ($/ounce)	16.50	-	16.50	-	-
Average realized price (2):
Gold ($/ounce)	1,276	-	1,276	-	-
Silver ($/ounce)	16.50	-	16.50	-	-
Operating expenses per gold ounce sold ($/ounce) (4)	1,432	-	1,432	-	-
Operating expenses per silver ounce sold ($/ounce) (4)	18.52	-	18.52	-	-
Total cash costs per gold ounce sold (2)(3)	1,436	-	1,436	-	-
All-in sustaining costs per gold ounce sold (2)(3)	1,549	-	1,549	-	-
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,432	-	1,432	-	-
Silver ($/ounce)	18.52	-	18.52	-	-

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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,543	-	1,543	-	-
Silver ($/ounce)	19.96	-	19.96	-	-

FINANCIAL INFORMATION
Revenue	34.3	-	34.3	-	-
Operating margin(2)	(4.2)	-	(4.2)	-	-
Revenue less cost of goods sold	(18.3)	-	(18.3)	-	-
Capital expenditures (sustaining capital) (2)	2.6	-	2.6	-	-
Capital expenditures (growth capital) (2)	80.7	145.9	496.7	-	-

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Rainy River reached commercial production in the fourth quarter of 2017. From an accounting perspective, the Company recognized commercial production effective November 1, 2017, being the first day of the month following satisfaction of the commercial production criteria. Prior to the commercial production date the mine produced 8,538 gold ounces, with the associated proceeds reducing the capital costs of the project. Gold ounces produced for the year ended December 31, 2017 are shown exclusive of the pre commercial period, unless otherwise noted. Other operating and financial information represent the post commercial production period.

Production

Rainy River commenced processing ore on September 14, 2017 and completed its first gold pour on October 5, 2017. Commercial production was achieved ahead of plan in mid-October. Mining and milling activities continued to progress well during the fourth quarter of 2017. For the year and three months ended December 31, 2017, post-commercial production gold production at Rainy River was 28,509 ounces. Total gold production, inclusive of pre-commercial gold production was 37,047 ounces and 8,607 ounces of gold inventory in circuit at the end of the period, was 45,654 ounces.

This was slightly lower than the guidance range of 50,000 to 60,000 ounces, as the mill ramp-up began hitting nameplate throughput slightly later in the fourth quarter than planned, resulting in lower total tonnes milled.

Revenue and Revenue less cost of goods sold

For the year ended December 31, 2017, revenue was $34.3 million, and revenues less cost of goods sold was a loss of $18.3 million, as the operation ramped up to nameplate capacity during the operating period.

Operating expenses, total cash costs and all-in sustaining costs

For the year and three months ended December 31, 2017, operating expense per gold ounce sold was $1,432. For the year and three months ended December 31, 2017, total cash costs and all-in sustaining costs per gold ounce sold were $1,436 and $1,549 respectively, as the operation ramped up to nameplate capacity during the operating period.

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Capital expenditures

For the year and three months ended December 31, 2017, total capital expenditures were $499.3 million and $83.3 million respectively, which related primarily to project development spending. Subsequent to the start of commercial production, the Company paid $52 million in payables associated with the project development in the fourth quarter, with approximately $15 million in payables remaining at the end of 2017. Including the remaining project development payables, the total 2017 development cost was $512 million, which was in line with the company’s estimate for the year of $515 million.

Exploration Activities

During 2017, exploration efforts at Rainy River primarily involved infill drilling to further upgrade mineral resource classification in the open pit and deeper underground portions of the ODM deposit. Results of this work have been incorporated into the Company’s updated mineral resource and reserve estimates for year-end 2017. Additionally, during the three months ended December 31, 2017, the Company completed a high-resolution, airborne geophysical survey over a portion of the Off Lake claim block located to the east of the Rainy River Mine. Results of this survey will be used to support future exploration plans.

Outlook for 2018

As Rainy River enters its first full year of operations, gold and silver production are expected to increase significantly relative to the partial operating year in 2017. The focus for 2018 will be on optimizing throughput at the mill, which has a 21,000 tonne per day nameplate capacity, as well as advancing initiatives to potentially increase production.

Both operating expenses and all-in sustaining costs for 2018 are expected to decrease relative to 2017 due to higher gold sales volumes. As previously noted, Rainy River’s 2018 sustaining capital expenditures will be higher than the life-of-mine average as the mine completes construction of the full tailings dam footprint. In addition, approximately $45 million of 2018 waste stripping is scheduled to be capitalized. The remainder of the sustaining capital expenditures are related to open pit sustaining costs as well as property and equipment. The $20 million of growth capital expenditures are related to underground development which is scheduled to begin in the second half of 2018.

The company has incorporated the insights gained from the first two months of operation in Rainy River’s long-term outlook. Based on the Company’s current estimates, annual gold production for the first nine years of the mine life (including 2018) should average between 275,000 to 375,000 ounces. At the same time, based on current input cost estimates, silver prices and foreign exchange rates, all-in sustaining costs over Rainy River’s first nine years of operation (including 2018) are expected to average approximately $875 per ounce. Costs are expected to be higher than this average in the next three years as a result of sustaining capital expenditures associated with completion of the full tailings dam footprint in 2018 as well as the construction of the first tailings lift later in 2018 into 2019.

	Year ended December 31
	2017 Actuals	2018 Guidance
2017 Actuals and 2018 guidance
Gold (ounces)	28,509	310,000 - 350,000
Operating expenses per gold ounce sold ($/ounce)	1,432	430 – 470
All-in sustaining costs ($/ounce)	1,549	990 – 1,090
Capital expenditures (sustaining capital)	2.6	195
Capital expenditures (growth capital)	496.7	20

Please refer to the “Outlook for 2018” section of this MD&A for details of the relevant key assumptions.

36

AT-A-GLANCE

2018 GUIDANCE:

Gold: 55,000 - 65,000 ounces

copper: 75 - 85 million pounds

OPERATING EXPENSE/gold OZ: $455 -$495

ALL-IN SUSTAINING COSTS/OZ: ($1,020) - ($980)

2017 Production:

Gold: 86,163 Ounces

copper: 90.6 million pounds

OPERATING EXPENSE/gold OZ: $412

ALL-IN SUSTAINING COSTS/OZ: ($605)

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia. At December 31, 2017, the mine had 1.0 million ounces of Proven and Probable Gold Mineral Reserves and 941 million pounds of Proven and Probable Copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves, and 968 million pounds of Measured and Indicated Copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
Operating information
Ore mined (thousands of tonnes)	1,728	1,628	6,325	6,113	5,255
Ore processed (thousands of tonnes)	1,483	1,522	5,993	5,773	5,097
Average grade:
Gold (grams/tonne)	0.58	0.60	0.56	0.65	0.78
Copper (%)	0.93	0.78	0.85	0.81	0.90
Recovery rate (%):
Gold	80.8	80.9	80.1	81.9	82.5
Copper	80.9	81.5	80.8	84.4	84.9
Gold (ounces):
Produced (1)	22,384	23,879	86,163	98,098	105,487
Sold (1)	20,132	24,171	81,067	96,851	99,458
Copper (millions of pounds):
Produced (1)	24.6	21.4	90.6	87.3	85.9
Sold (1)	22.0	21.1	84.5	84.9	79.7
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.3	0.3	0.3
Sold (1)	0.1	0.1	0.3	0.3	0.3
Revenue
Gold ($/ounce)	1,132	1,102	1,162	1,140	1,061
Copper ($/pound)	2.44	2.24	2.41	2.03	2.21
Silver ($/ounce)	13.92	14.97	15.11	16.52	13.60
Average realized price (1)(2):
Gold ($/ounce)	1,254	1,212	1,280	1,251	1,164
Copper ($/pound)	2.70	2.47	2.66	2.23	2.42
Silver ($/ounce)	15.43	16.47	16.64	18.14	14.94

37

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
Operating information
Operating expenses per gold ounce sold ($/ounce) (4)	362	415	412	415	364
Operating expenses per copper pound sold ($/pound) (4)	0.78	0.84	0.85	0.74	0.76
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(1,363)	(720)	(1,126)	(634)	(724)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(909)	(253)	(605)	(218)	(242)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	484	525	530	527	464
Copper ($/pound)	1.04	1.07	1.10	0.94	0.96
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	617	691	692	686	646
Copper ($/pound)	1.33	1.41	1.44	1.22	1.34

Financial Information:
Revenue	77.3	74.9	302.0	287.2	284.6
Operating margin(2)	52.5	46.6	194.8	182.4	186.9
Revenue less cost of goods sold(5)	16.8	7.3	55.6	30.1	44.7
Capital expenditures (sustaining capital) (2)	8.3	10.2	39.3	37.7	46.7
Capital expenditures (growth capital) (2)	0.3	0.2	2.9	3.2	15.4
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
5.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Operating results

Production

For the year ended December 31, 2017, the decrease in gold production at New Afton relative to the prior year was due to an expected decrease in gold grade and gold recovery. Copper production was higher than the prior-year due to higher throughput and higher copper grades. New Afton’s full-year gold production exceeded the guidance range of 70,000 to 80,000 ounces by 8%.

For the three months ended December 31, 2017, gold production was below the prior-year period due to an expected decrease in gold grade and gold recovery. Copper production was higher than the prior-year quarter due to higher copper grades.

Revenue

For the year ended December 31, 2017, revenue increased compared with the prior periods due to increases in the realized gold and copper prices. At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 13,872 ounces of gold and 24.5 million pounds of copper. Exposure to these movements in market metal prices was reduced by 11,900 ounces of gold swaps and 22.9 million pounds of copper swaps outstanding as at December 31, 2017. For the three months ended December 31, 2017, revenue was higher than the prior year period due to an increase in gold and copper prices in addition to higher copper sales volumes.

38

Revenue less cost of goods sold

For the year and three months ended December 31, 2017, the increase in revenue less cost of goods sold was primarily driven by an increase in realized gold and copper prices, and lower depreciation and depletion compared to the prior-year periods, partially offset by operating expenses (described below).

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the year ended December 31, 2017, operating expense was in line with the prior year. For the three months ended December 31, 2017, operating expense per ounce was lower than the prior-year quarter due to gold revenue representing a lower portion of total sales in the prior-year quarter.

All-in sustaining costs decreased compared to the prior-year period due to lower sustaining costs and higher by-product revenues. By-product revenues benefitted from an increase in the realized copper price and higher copper sales volumes. New Afton’s full year sustaining costs increased by $2 million to $42 million when compared to the prior year.

New Afton’s 2017 operating expense per gold ounce and per copper pound both achieved their respective guidance ranges of $405 to $445 per gold ounce and $0.80 to $1.00 per copper pound. 2017 all-in sustaining costs were below the guidance range of $520 to $480 per ounce, primarily due to an increase in the realized copper price relative to the assumption used when setting 2017 guidance.

Capital expenditures

In both the current and prior-year periods, sustaining capital expenditures were primarily related to mine development, and growth capital expenditures were primarily related to capitalized exploration at the New Afton C-zone.

Impact of foreign exchange on operations

New Afton’s operations is impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the year ended December 31, 2017, the value of the U.S. dollar averaged $1.29 against the Canadian dollar, compared to $1.32 in the prior-year period, resulting in a negative impact on total cash costs of $16 per gold ounce sold.

For the three months ended December 31, 2017, the value of the U.S. dollar was $1.27 against the Canadian dollar, compared to $1.33 in the prior year, resulting in a negative impact on total cash costs of $37 per gold ounce.

Outlook for 2018

Gold production at New Afton is expected to decrease relative to 2017 due to a scheduled decrease in gold grade, and a planned decrease in mill throughput from approximately 16,400 tonnes per day in 2017 to 14,400 tonnes per day in 2018. The Company had previously increased the throughput rate at New Afton in order to maximize cash flow in support of the development of Rainy River. New Gold has elected to decrease New Afton’s throughput from 2017 levels in order to achieve higher copper recoveries. Copper production is expected to decrease as the impact of lower throughput is only partially offset by the targeted higher recoveries.

New Afton’s 2018 operating expense per gold ounce is expected to increase relative to 2017 due to lower grades. At the same time, all-in sustaining costs are expected to decrease due to an increase in by-product revenues resulting from the 2018 copper price assumption of $3.20 per pound being higher than the 2017 realized price.

39

Consistent with the Company’s commitment to maximizing free cash flow, New Gold has elected to defer development of the C-zone in 2018. While the 2016 Feasibility Study for the project includes solid project economics at spot prices, the Company intends to defer the commencement of capital spending while evaluating opportunities that have the potential to further optimize the C-zone project. Some of the opportunities identified, and not included in the original feasibility study, that are being investigated include different tailings options (such as dry stack or thickened/amended tailings), as well as mining approaches based on operating experience in the B-zone (including reassessing the amount of required underground development in the cave as well as optimizing draw bell and pillar designs).

	Year ended December 31
	2017 Actuals	2018 Guidance
2017 Actuals and 2018 guidance
Gold (ounces)	86,163	55,000 - 65,000
Copper (millions of pounds)	90.6	75 – 85
Operating expenses per gold ounce sold ($/ounce)	412	455 – 495
Operating expenses per copper pound sold ($/pound)	0.85	1.10 - 1.30
All-in sustaining costs ($/ounce)	(605)	(1,020) - (980)
Capital expenditures (sustaining capital)	39.3	40
Capital expenditures (growth capital)	2.9	5

Please refer to the “Outlook for 2018” section of this MD&A for details of the relevant key assumptions.

40

AT-A-GLANCE

2018 GUIDANCE:

Gold: 140,000 - 150,000 ounces

OPERATING EXPENSES/oz: $890 - $930

ALL-IN SUSTAINING COSTS/OZ: $1005 - $1045

2017 production:

Gold: 168,889 ounces

OPERATING EXPENSES/oz: $727

ALL-IN SUSTAINING COSTS/OZ: $817

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach gold mining operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2017, the mine had 1.1 million ounces of Proven and Probable Gold Mineral Reserves and 1.2 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	5,868	5,762	20,828	18,969	19,987
Waste mined (thousands of tonnes)	5,818	5,021	38,023	39,782	38,791
Ratio of waste-to-ore	0.99	0.87	1.83	2.10	1.94
Average grade:
Gold (grams/tonne)	0.29	0.31	0.32	0.38	0.34
Gold (ounces):
Produced (1)(2)	52,170	39,353	168,889	111,123	134,868
Sold (1)	54,612	38,366	168,800	113,843	133,712
Revenue
Gold ($/ounce)	1,281	1,217	1,278	1,244	1,144
Average realized price (3):
Gold ($/ounce)	1,281	1,217	1,278	1,244	1144
Operating expenses per gold ounce sold ($/ounce) (4)	749	660	727	628	734
Total cash costs per gold ounce sold ($/ounce) (3)	749	670	727	638	743
All-in sustaining costs per gold ounce sold ($/ounce) (3)	833	771	817	979	1,156

FINANCIAL INFORMATION
Revenue	70.0	46.7	215.7	141.7	152.9
Operating margin(3)	29.1	21.4	93.0	70.2	54.8
Revenue less cost of goods sold	10.1	7.9	32.8	31.3	12.1
Capital expenditures (sustaining capital)(3)	3.9	1.9	12.8	35.6	53.2

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

41

Operating results

Production

For the year and three months ended December 31, 2017, the increase in gold production at Mesquite relative to the prior year was due to increased ore tonnes mined and accelerated inventory drawdown due to the increase of process solution flow on the leach pad. Mesquite’s full-year production significantly exceeded the 2017 guidance range of 140,000 to 150,000 ounces.

Revenue

For the year ended December 31, 2017, the increase in revenue was attributable to higher gold prices and sales volumes.

Revenue less cost of goods sold

For the year and three months ended December 31, 2017, the increase in revenue less cost of goods sold was primarily driven by an increase in gold revenue compared to the prior year. The increase in revenue described above was partially offset by higher operating expenses and depreciation and depletion compared to the prior year.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the year ended December 31, 2017, operating expenses increased when compared to the prior year due to higher process solution flow and the drawdown of leach pad inventory. Full-year 2017 all-in sustaining costs decreased due to the increase in gold ounces sold and lower sustaining costs, primarily due to no capitalized waste stripping, which were only partially offset by higher operating expenses. Operating expense per ounce for 2017 was above the guidance range of $675 to $715 per ounce. All-in sustaining costs achieved the guidance range of $805 to $845 per ounce. For the three months ended December 31, 2017, all-in sustaining costs increased due to an increase in operating costs and slightly higher sustaining costs.

Capital expenditures

For the year ended December 31, 2017, the decrease in sustaining capital expenditures was due to no capitalized waste stripping in the year. For three months ended December 31, 2017, capital expenditures increased when compared with the prior-year period due to major component replacements for existing equipment.

Outlook for 2018

As planned, production at Mesquite is expected to decrease relative to 2017 as the impact of lower ore tonnes mined and placed is only partially offset by higher gold grade.

Both operating expenses and all-in sustaining costs in 2018 are expected to increase relative to 2017 due to lower gold sales volumes.

	Year ended December 31
	2017 Actuals	2018 Guidance
2017 Actuals and 2018 guidance
Gold (ounces)	168,889	140,000 - 150,000
Operating expenses per gold ounce sold ($/ounce)	727	890 - 930
All-in sustaining costs ($/ounce)	817	1,005 - 1,045
Capital expenditures (sustaining capital)	12.8	10

Please refer to the “Outlook for 2018” section of this MD&A for details of the relevant key assumptions.

42

AT-A-GLANCE

2018 GUIDANCE:

Gold: 20,000 - 30,000 ounces

OPERATING EXPENSES/gold oz: $1,255 - $1,295

ALL-IN SUSTAINING COSTS/OZ: $1,330 - $1,370

2017 Production

Gold: 34,337 ounces

operating expenses/gold oz: $1,264

ALL-IN SUSTAINING COSTS/OZ: $1,425

Cerro San Pedro Mine, San Luis Potosí, México

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central México, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and is now in residual leaching. A summary of Cerro San Pedro’s operating results is provided below:

	Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
Operating information
Gold (ounces)
Produced (1)(2)	7,177	14,064	34,337	64,993	105,512
Sold (1)	7,679	13,351	33,228	64,149	106,417
Silver (millions of ounces)
Produced (1)(2)	0.12	0.18	0.61	0.87	1.47
Sold (1)	0.13	0.17	0.58	0.85	1.47
Revenue
Gold ($/ounce)	1,279	1,219	1,278	1,243	1,152
Silver ($/ounce)	16.71	16.91	17.02	16.76	15.40
Average realized price (3):
Gold ($/ounce)	1,279	1,219	1,278	1,243	1,152
Silver ($/ounce)	16.71	16.91	17.02	16.76	15.44
Operating expenses per gold ounce sold ($/ounce) (5)	1,380	2,586	1,287	1,311	991
Operating expenses per silver ounce sold ($/ounce) (5)	18.03	35.87	17.14	17.68	13.38
Total cash costs per gold ounce sold ($/ounce) (3)(4)	1,414	1,014	1,264	933	865
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,545	1,045	1,425	959	879
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,390	1,045	1,267	980	910
Silver ($/ounce)	18.16	14.49	16.87	13.22	12.19
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,498	1,071	1397	1,002	922
Silver ($/ounce)	19.56	14.86	18.61	13.52	12.36

FINANCIAL INFORMATION
Revenue	11.9	19.1	52.4	93.9	145.4
Operating margin (3)	(1.0)	(21.5)	(0.3)	(5.3)	20.2
Revenue less cost of goods sold	(2.6)	(25.8)	(7.0)	(14.2)	11.2
Capital expenditures (sustaining capital)(3)	-	0.2	0.7	1.0	1.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
5.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

43

Operating results

Production

Cerro San Pedro finished active mining late in the second quarter of 2016 and has transitioned to residual leaching. As a result, and consistent with expectations, for the year and three months ended December 31, 2017, gold and silver production decreased compared to the prior-year periods. 2017 full-year gold production was slightly below the guidance range of 35,000 to 45,000 ounces.

Revenue

For the year ended December 31, 2017, the decrease in revenue was attributable to the decrease in metal sales volumes as Cerro San Pedro is drawing down leach pad inventory during the residual leach period.

Revenue less cost of goods sold

For the year ended December 31, 2017, the increase in revenue less cost of goods sold was primarily attributable to lower operating expenses. The prior-year period was negatively impacted by a heap leach silver inventory write-down of $24.0 million.

Operating expenses, total cash costs and all-in sustaining costs

For the year and three months ended December 31, 2017, operating expenses decreased when compared to the prior-year periods as prior-year periods included the impact of a heap leach inventory write-down of $24.0 million. All-in sustaining costs increased when compared to the prior-year periods due to lower gold and silver sales volumes. As the Company is drawing down leach pad inventory during the residual leach period, $400 operating expense per gold ounce in the fourth quarter, and $404 operating expense per gold ounce in the year, of the reported operating expense per gold ounce and all-in sustaining costs are related to mining costs that were incurred in prior periods. Cerro San Pedro’s 2017 costs were above the guidance ranges of $1,080 to $1,120 per ounce for operating costs, and $1,090 to $1,130 per ounce for all-in sustaining costs, primarily due to lower gold sales and higher sustaining costs.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the year ended December 31, 2017, the value of the Mexican peso averaged MXN18.91 against the U.S. dollar compared to MXN18.67 in the prior-year period. This had a positive impact on total cash costs of $4 per gold ounce sold.

For the three months ended December 31, 2017, the value of the Mexican peso averaged MXN18.95 against the U.S. dollar compared to MXN19.81 in the prior-year period. This had a negative impact on total cash costs of $15 per gold ounce sold.

Outlook for 2018

As Cerro San Pedro enters its second full-year of residual leaching in 2018, gold and silver production are expected to decline while costs should remain in line with 2017. As the Company is drawing down leach pad inventory during the residual leach period, approximately $380 per ounce of the estimated all-in sustaining costs for 2018 are related to mining costs that were incurred in prior periods.

44

	Year ended December 31
	2017 Actuals	2018 Guidance
2017 Actuals and 2018 guidance
Gold (ounces)	34,337	20,000 - 30,000
Operating expenses per gold ounce sold ($/ounce)	1,287	1,255 – 1,295
All-in sustaining costs ($/ounce)	1,425	1,330 – 1,370
Capital expenditures (sustaining capital)	0.7	-

Please refer to the “Outlook for 2018” section of this MD&A for details of the relevant key assumptions.

DISCONTINUED OPERATIONS

In July 2017, the Company announced a process for the sale of Peak Mines, its gold-copper mine located in Australia, and upon commencement of the process met the criteria as a discontinued operation under IFRS 5. In November 2017, the Company entered into a binding agreement to sell Peak Mines and expects a sale to be completed within the first quarter of 2018. In conjunction with the agreement, the Company has received a $3.0 million prepayment from the buyer which has been recorded as a deferred benefit within current liabilities on the consolidated statement of financial position.

For the year ended December 31, 2017, the net earnings from Peak Mines is reported as earnings from discontinued operations. Total assets and liabilities of Peak Mines (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities held-for-sale, respectively, as at December 31, 2017 without restatement of the prior-year period comparative amounts. Upon classification of Peak Mines as held-for-sale, the Company ceased recognizing depreciation and depletion at Peak Mines for the year ended December 31, 2017.

As at December 31, 2017, the Company has measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The expected purchase consideration was used as the basis for determining the fair value, and an estimate of the disposal costs was used as the basis for the costs to sell. In performing this assessment, the Company concluded that the expected fair value less costs to sell of Peak Mines was lower than the carrying value. As a result, the Company recognized an impairment loss of $49.0 million for the year ended December 31, 2017, inclusive of $0.4 million in incurred transaction costs to date. This impairment loss was entirely allocated to Peak Mines mining interests.

45

AT-A-GLANCE 2017 Production Gold: 104,512 ounces COPPER: 13.8 MILLION pounds ALL-IN SUSTAINING COSTS/OZ: $909

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. At December 31, 2017, the mine had 246,000 ounces of Proven and Probable Gold Mineral Reserves and 84 million pounds of Proven and Probable Copper Mineral Reserves, with 380,000 ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves, and 183 million pounds of Measured and Indicated Copper Mineral Resources, exclusive of Mineral Reserves. During 2017, the Company entered into a binding agreement to sell Peak Mines and expects the sale to close in the first quarter of 2018. Accordingly, Peak Mines has been classified as a discontinued operation. A summary of Peak Mines’ operating results is provided below:

	Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
Operating information
Ore mined (thousands of tonnes)	165	219	574	755	693
Ore processed (thousands of tonnes)	167	191	634	736	723
Average grade:
Gold (grams/tonne)	7.20	3.16	5.49	4.82	4.19
Copper (%)	1.07	1.10	1.10	1.03	1.00
Recovery rate (%):
Gold	97.6	91.9	94.8	93.3	93.00
Copper	94.0	90.8	89.4	90.1	88.32
Gold (ounces):
Produced (1)	35,753	18,587	104,512	107,449	89,852
Sold (1)	34,861	18,049	100,632	103,396	89,265
Copper (millions of pounds):
Produced (1)	3.6	4.2	13.8	15.0	14.0
Sold (1)	2.9	3.5	12.0	14.3	13.2
Revenue
Gold ($/ounce)	1,233	1,157	1,245	1,249	1,137
Copper ($/pound)	3.07	2.09	2.73	2.02	2.42
Average realized price (2):
Gold ($/ounce)	1,271	1,191	1,289	1,278	1,137
Copper ($/pound)	3.18	2.36	2.85	2.21	2.42
Total cash costs per gold ounce sold (2)(3)	412	662	535	590	791
All-in sustaining costs per gold ounce sold (2)(3)	762	742	909	736	1,071
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	688	816	776	720	858
Copper ($/pound)	1.74	1.82	1.73	1.38	2.00
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	972	872	1,067	837	1,067
Copper ($/pound)	2.45	1.93	2.37	1.58	2.45

46

	Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
FINANCIAL INFORMATION
Revenue	57.7	29.6	170.5	161.0	130.0
Operating margin (2)	30.0	9.1	76.1	70.7	31.4
Revenue less cost of goods sold	30.9	(5.4)	51.5	0.4	(15.4)
Capital expenditures (sustaining capital) (2)	12.3	3.1	32.2	11.1	20.2
Capital expenditures (growth capital) (2)	0.8	-	2.5	-	-
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

For the year ended December 31, 2017, gold production at Peak Mines was in line with the prior year. Copper production decreased compared to the prior-year period due to an expected decrease in copper grades and tonnes processed.

Full-year 2017 gold production exceeded the guidance range of 85,000 to 95,000 ounces and copper production was in line with the guidance range of approximately 15 million pounds.

For the three months ended December 31, 2017, gold production increased at Peak Mines when compared to the prior-year period due to an increase in gold grade and gold recovery. Quarterly copper production decreased compared to the prior-year period due to a decrease in copper grade and tonnes processed.

Revenue

For the year ended December 31, 2017, revenue increased compared to the prior year due to higher gold and copper realized prices offsetting the decrease in gold and copper sales for the year. Revenue was also impacted by the significant increase in gold sales volumes during the fourth quarter when compared to the prior-year period.

Revenue less cost of goods sold

For the year and three months ended December 31, 2017, the increase in revenue less cost of goods sold compared to the prior-year periods was due to higher gold and copper prices, a significant increase in gold sales during the fourth quarter of 2017 and the cessation of depreciation and depletion upon classification to discontinued operations.

Operating expenses and all-in sustaining costs

As the Peak Mines has been classified as a discontinued operation and is presented separately on the consolidated income statement for the year ended December 31, 2017, the asset’s operating expenses per ounce of gold sold is no longer disclosed.

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For the year ended December 31, 2017, all-in sustaining costs increased when compared to the prior-year period due to higher operating costs and sustaining capital. Peak Mines’ 2017 all-in sustaining costs were below the guidance range of $975 to $1,015 per ounce. For the three months ended December 31,2017, all-in sustaining costs increased relative to the prior-year period due higher operating costs and sustaining capital, which were partially offset by an increase in gold sales volumes.

Capital expenditures

For the year ended December 31, 2017, the increase in capital expenditures was a result of increases in capital development on Chronus, Jubilee, and Perseverance deposits, and increased capitalized exploration activities. Capital development is related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations are impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. For the year ended December 31, 2017, the value of the U.S. dollar averaged $1.30 against the Australian dollar compared to $1.34 in the prior-year period, resulting in a negative impact on total cash costs of $22 per gold ounce.

For the three months ended December 31, 2017, the value of the U.S. dollar averaged $1.30 against the Australian dollar compared to $1.33 in the prior-year period, resulting in a negative impact on total cash costs of $16 per gold ounce sold.

Exploration Activities

During 2017, exploration at the Company’s Peak Mines operation focused on the delineation of additional gold and copper resources extending from the Perseverance Zone D, Jubilee and Great Cobar deposits located along the nine kilometre trend that defines the Peak Mines Corridor. Additionally, the surface drilling and reconnaissance work to test prospective targets identified along the Company’s greater regional tenement holdings continued to return encouraging results that merit further follow up going forward.

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AT-A-GLANCE

AS AT DECEMBER 31, 2017

PROVEN AND PROBABLE RESERVES

Gold: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of Reserves)

GOLD: 1.4 MILLION OUNCES

SILVER: 8.9 MILLION OUNCES

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During 2017, a reconnaissance mapping and sampling survey was conducted over the 445 km2 of mineral claims recently acquired from Parlane Resource Corp. and RJK Explorations Ltd. Results of this survey will be used to support plans for follow-up exploration work. Exploration activity at Blackwater remained otherwise suspended while the Company maintained its focus on development and commercial start-up at Rainy River.

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during 2017:

•	The Provincial and Federal environmental assessment technical review stage continued, with approvals anticipated in mid-2018.

•	Performed key engineering studies for advancement of post-environmental assessment approval permits.

•	Advanced discussions with key First Nations on Participation Agreements.

•	Advanced project trade-off studies.

Project costs and outlook

For the year ended December 31, 2017, capital expenditures totalled $11.3 million compared to $10.0 million in the prior year. For the three months ended December 31, 2017, capital expenditures totalled $2.4 million, compared with $2.1 million in the prior-year period. Expenditures in the current period related to continued advancement of the environmental assessment process, including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on Participation Agreements.

The Company is currently working on internal trade-off studies for the Blackwater project. The objective of these studies is to further enhance project economics and maximize free cash flow by reducing the project strip ratio, maximizing the feed grade and lowering both development capital and operating costs. Aspects of the project being evaluated include the scale of the operation, ore sorting and flowsheet configurations. The internal studies are expected to be completed in the second half of 2018.

Blackwater’s 2018 non-sustaining capital expenditures are expected to be approximately $10 million and relate to the continued advancement of the Environmental Assessment process and completion of the internal trade-off studies.

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AT-A-GLANCE

AS AT DECEMBER 31, 2017

PROVEN AND PROBABLE RESERVES

Gold: 616,000 OUnces

copper: 453 million pounds

MEASURED AND INDICATED RESOURCES

(Included in New Afton Measured and Indicated Resources)

Gold: 472,000 OUnces

copper: 383 million pounds

New Afton C-zone, British Columbia, Canada

The C-zone is the down-plunge extension of the B-zone block cave currently being mined at New Afton. In early 2016 New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone Mineral Reserves which have demonstrated economic viability at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work completed in 2016 included additional exploration drilling, mine optimizations and planning reviews, and development of a Project Implementation Plan. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Project update and costs

During 2017, work on the C-zone focused on tailings management optimization studies. Studies on the use of thickened and amended tailings were initiated based on an evaluation of the potential for significant cost savings compared with either filtered tailings or the construction of a new conventional tailings storage facility. Discussions with the Ministry of Energy and Mines confirmed that decline development could be initiated by adding it to the New Afton five-year Mine Plan and would not require separate permitting.

Mining studies to advance the design of the conveyor system were completed during 2017, as well as studies to evaluate sub-level caving as a mining method for a portion of the deposit. Geotechnical studies are currently also underway to better understand stresses at depth. For the three months and year ended December 31, 2017, project capital expenditures totalled $0.3 million and $2.9 million, respectively.

Consistent with the Company’s commitment to maximizing free cash flow, New Gold has elected to defer development of the C-zone in 2018. While the 2016 Feasibility Study for the project includes solid project economics at spot prices, the Company intends to defer the commencement of capital spending while evaluating the above-noted opportunities that have the potential to further optimize the C-zone project.

Exploration activities

During 2017, a final campaign of underground infill drilling on the planned C-zone block cave was completed and the results were incorporated into updated mineral resource and reserve estimates and their life-of-mine operational plan. Results of this work have also been incorporated into the Company’s updated mineral resource and reserve estimates for year-end 2017. Additionally, surface reconnaissance within the Afton mine lease and greater mineral tenements was completed to support plans for future exploration programs.

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MINERAL RESERVES AND RESOURCES UPDATE (1)

New Gold’s production profile is underpinned by the Company’s mineral reserve and resource base combined with organic growth from its existing portfolio of mines and development projects. Consistent with previous years, metal pricing assumptions for the Company’s year-end 2017 mineral reserve estimates are determined based on an assessment of different factors that include current spot prices, three-year trailing average prices and street consensus pricing forecasts for gold, silver and copper. For the Company’s year-end 2017 mineral reserve updates, pricing assumptions increased by $25 per ounce to $1,275 per ounce for gold, $2.00 per ounce to $17.00 per ounce for silver and remained unchanged for copper. Details of these pricing assumptions are provided in the notes to the consolidated mineral reserves and resource estimates provided on pages 110 to 114 of this Management discussion and analysis.

On a consolidated basis, and excluding the Peak Mines operation, the Company’s total gold reserves of 14.8 million ounces remained materially unchanged compared to year-end 2016. This was due to the conversion to reserves of approximately 0.7 million ounces of gold at Rainy River, New Afton, and Mesquite offsetting approximately 0.4 million ounces of mining depletion at the three operations during 2017. Excluding Peak Mines, New Gold’s consolidated 2017 year-end copper reserves of 941 million pounds decreased by 92 million pounds due mining depletion at New Afton in 2017.

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2017 YEAR-END MINERAL reserves and resource Overview

Rainy River: Proven and Probable Mineral Reserves increased by 475,000 ounces of gold and 2.8 million ounces of silver compared to year-end 2016. This increase is due primarily to a combination of higher gold and silver pricing assumptions and an updated mineral resource model, which were partially offset by increases to operating cost and capital assumptions on the open pit and underground mine designs and consolidated life-of-mine plan. For the updated open pit design, a gold price of $1,275 per ounce gold was applied compared to the $800 per ounce price used for open pit designs in previous years. As a result, total open pit reserves increased by 377,000 ounces of gold and 1.9 million ounces of silver. For the updated underground mine design, a lower grade cut-off of 2.2 g/t gold-equivalent has been applied to improve confidence and reduce risk associated with mining selectivity and dilution at higher cut-off grade thresholds. This change has resulted in higher underground ore tonnes at lower grade for an overall increase in underground reserves of 96,000 ounces of gold and 0.8 million ounces of silver. Measured and indicated resources correspondingly decreased by 478,000 ounces of gold and 1.8 million ounces of silver due to the conversion of resources to reserves. Inferred resources decreased by 429,000 ounces of gold and 0.3 million ounces of silver as a result of revised mineral resource estimation criteria.

New Afton: Probable mineral reserves decreased by 83,000 ounces of gold and 92 million pounds of copper compared to the prior year as a result of 2017 mine depletion. Total measured, indicated and inferred gold and copper resources remained materially unchanged compared to year-end 2016.

Mesquite: Proven and probable mineral reserves decreased by 50,000 ounces of gold as 2017 mine depletion, was largely offset by an updated open pit plan and higher gold pricing assumptions. Measured and indicated resources increased by 141,000 ounces of gold, due primarily to an updated open pit design and revised lower cut-off grade criteria. Inferred mineral resources remain materially unchanged compared to year-end 2016.

Blackwater: Proven and probable mineral reserves remain unchanged compared to year-end 2016. Measured and indicated resources increased by 79,000 ounces of gold and 0.7 million ounces of silver largely as a result of higher metal pricing assumptions.

Cerro San Pedro: Proven and probable mineral reserves have been expended and mining operations have ceased as the mine is in residual leaching.

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Proven and Probable gold reserves(2) (MILLIONS OF OUNCES)	PROVEN AND PROBABLE GOLD RESERVES BY SITE (MILLIONS OF OUNCES)

MEASURED AND INDICATED GOLD RESOURCES (EXCLUSIVE OF GOLD RESERVES)(2) (MILLIONS OF OUNCES)	MEASURED AND INDICATED GOLD RESOURCES BY SITE (EXCLUSIVE OF GOLD RESERVES) (MILLIONS OF OUNCES)

Inferred gold resources(2) (MILLIONS OF OUNCES)	Inferred gold resources by site (MILLIONS OF OUNCES)

1.	For a detailed breakdown of mineral reserves and mineral resources by category and additional information relating to key estimation assumptions and parameters, please refer to the “Mineral Reserves and Mineral Resources” section of this MD&A.
2.	Peak Mines has been classified as a discontinued operation and the charts presented above exclude mineral reserves and resources for the Peak Mines operation.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

	As at December 31	As at December 31
(in millions of U.S. dollars)	2017	2016
balance sheet information
Cash and cash equivalents	216.2	185.9
Other current assets	238.8	224.1
Non-current assets	3,453.3	3,523.0
Assets held for sale	109.0	-
Total assets	4,017.3	3,933.0

Current liabilities	181.2	175.4
Non-current liabilities excluding long-term debt	626.1	794.9
Long-term debt	1,007.7	889.5
Liabilities held for sale	62.8	-
Total liabilities	1,877.8	1,859.8
Total equity	2,139.5	2,073.2
Total liabilities and equity	4,017.3	3,933.0

Assets

Cash and cash equivalents

The increase in cash and cash equivalents was primarily driven by the Company’s bought deal financing of common shares resulting in net proceeds of $165.7 million, the sale of the El Morro stream for $65.0 million, drawdown of $100.0 million from the Company’s revolving credit facility in August 2017 and $30.0 million in November 2017, and the Company’s operating cash flows generated during the current period. This was partially offset by growth capital expenditures at Rainy River, of $496.7 million was spent during the year ended December 31, 2017, other capital expenditure and financing payments. Please see the “Corporate Developments” section of this MD&A for further information on the Company’s bought deal financing of common shares and the sale of the El Morro stream.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and derivative assets. The increase in other current assets is attributable to an increase in inventories at Rainy River as the mine commenced commercial production on November 1, 2017. This increase is offset by a decrease in derivative assets on the settlement of the gold price option contracts.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment and long-term inventory. The movement in non-current assets is primarily attributable to the Company’s investments in its mining interests less depreciation and depletion, offset by the impairment charge at Rainy River. For the year ended December 31, 2017, the Company spent $567.0 million, primarily focused on completing the development of Rainy River, and sustaining capital expenditures at the Company’s operating sites.

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Liabilities

Current liabilities

Current liabilities consists of trade and other payables and derivative liabilities. Current liabilities increased compared to the prior year as a larger portion of the gold stream obligation became current, and an increase was also a result of the mark-to-market on copper option contracts. In addition, the Company received a $3.0 million prepayment from the buyer of Peak Mines, which has been recorded as a current liability.

Non-current liabilities excluding long-term debt

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Mesquite, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring and other costs.

The long-term discounted portion of the liability as at December 31, 2017 was $181.3 million compared to $109.5 million as at December 31, 2016. For the year ended December 31, 2017, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $52.3 million (year ended December 31, 2016 – $15.5 million), which primarily related to Rainy River and Mesquite. Key drivers of the Rainy River liability increase of $41.4 million include advancement of the processing plant site area, construction of tailings management area, placement of mine rock and other additional obligations related to significant project advancement achieved during the period as the project reached commercial production. The key driver of the Mesquite liability increase of $6.6 million was an increase in the requirements for reclamation sloping on waste rock, increasing the amount of earthworks required.

The net deferred income tax liability decreased from $230.3 million as at December 31, 2016 to $78.7 million at December 31, 2017. For the year ended December 31, 2017, the Company recorded a decrease in deferred tax liability of $87.4 million as a result of asset impairment at Rainy River and $43.6 million as a result of a derecognition of the deferred tax related to the investment tax credits in Canada.

Long-term debt and other financial liabilities containing financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility.

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). The Company has designated the gold stream obligation as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with the changes in fair value reflected in the consolidated income statements and the consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments “Adjusted EBITDA”) of 3.5: 1.0, with the exception that the net leverage covenant limit may increase to 4.0: 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5: 1.0. However, in order to provide additional flexibility, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the quarters ending March 31, 2018. New Gold currently estimates that approximately 22,600 ounces of gold and 203,100 ounces of silver will be delivered to RGLD Gold AG (“Royal Gold”) in 2018, in accordance with a streaming agreement, and will be accounted for as financing activities in the Company’s cash flow statement.

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On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at December 31, 2017, the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

On May 18, 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) for net cash proceeds of $295.1 million after a banker’s fee and other transaction costs. The proceeds were used to redeem and purchase for cancellation the $300.0 million principal amount of the previously outstanding senior unsecured notes (“2020 Unsecured Notes”) for which the Company was required to pay a redemption premium of $5.3 million. As a result, total costs paid relating to this refinancing were $10.2 million. Additionally, the Company was required to pay $2.8 million of accrued interest on the 2020 Unsecured Notes on redemption and cancellation.

The 2025 Unsecured Notes bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year. As at December 31, 2017, the face value was $300.0 million.

The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest taxes depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

In June 2017, the Company amended its $400.0 million revolving credit facility (the “Credit Facility”) to extend the maturity date of the agreement by one year to August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

In June 2017, the Company amended the Credit Facility’s Net Debt to Adjusted EBITDA ("Leverage Ratio") covenant, to increase the maximum Leverage Ratio to 4.0 to 1.0 from January 1, 2018 to March 31, 2018 (previously 3.5 to 1.0). Following that period, the maximum leverage ratio will be 3.5 to 1.0. The maximum Leverage Ratio from October 1, 2017 to December 31, 2017 is 4.0 to 1.0.

Significant financial covenants are as follows:

		Twelve months ended December 31	Twelve months ended December 31
	Financial covenant	2017	2016
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	4.7 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<4.0 : 1	3.1 : 1	2.6 : 1

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The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at December 31, 2017 (December 31, 2016 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at December 31, 2017 (December 31, 2016 – 0.73%).

As at December 31, 2017, the Company had drawn $230.0 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $138.8 million as at December 31, 2017 (December 31, 2016 - $122.1 million). Of the issued letters of credit, $16.6 million relate to Peak Mines. Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

Liquidity and Cash Flow

As at December 31, 2017, the Company had cash and cash equivalents of $216.2 million compared to $185.9 million at December 31, 2016. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the audited consolidated statements of cash flows, are summarized in the following table for the three months and year ended December 31, 2017 and 2016:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
cash flow information
Cash generated from operations	119.0	51.9	342.2	282.2	262.6
Cash used by investing activities (capital expenditures and other)	(108.6)	(164.8)	(598.6)	(568.6)	(386.9)
Cash generated from investing activities (sale of El Morro stream and sale of the Company’s 30% interest in EI Morro)	-	-	65.0	-	62.4
Cash generated from financing activities	-	148.5	219.8	128.4	45.7
Effect of exchange rate changes on cash and cash equivalents	(1.3)	(0.9)	1.9	8.4	(18.8)
Change in cash and cash equivalents	9.1	34.7	30.3	(149.6)	(35.0)

Operations

For the year ended December 31, 2017, the increase in cash generated from operations was primarily due to an increase in total operating margin.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was $598.6 million for the year ended December 31, 2017 compared to $568.6 million in the prior-year period. In both the current and prior-year periods, investing activities primarily focused on continued project advancement at Rainy River. In addition to growth capital spending at Rainy River, the Company received $65.0 million of net proceeds from the sale of the El Morro stream during the first quarter of 2017.

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The following table summarizes the total growth and sustaining capital expenditures (mining interests per the audited consolidated statements of cash flows) for the years ended December 31, 2017 and 2016:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
CAPital EXpenditures by site
Rainy River	83.4	145.9	499.3	466.4	245.5
New Afton	8.6	10.4	42.2	40.9	62.1
Mesquite	3.9	1.9	12.8	35.6	53.2
Cerro San Pedro	-	0.2	0.7	1.0	1.3
Blackwater	2.4	3.0	11.3	10.0	7.1
Corporate	0.2	0.3	0.6	2.0	0.1
Capital expenditures from continuing operations	98.5	161.8	567.0	555.9	369.5
Peak Mines	13.1	3.1	34.7	11.1	20.2
Total capital expenditures	111.7	164.8	601.7	567.0	389.5

Financing Activities

Cash generated from financing activities was primarily related to the bought deal financing of common shares in March 2017 for net proceeds of $165.7 million, partially offset by interest paid. Please refer to the “Corporate Developments” section of this MD&A for further information on the bought deal financing transaction.

The Company’s December 31, 2017 cash balance of $216.2 million, together with the $30.8 million available for drawdown under the Credit Facility at December 31, 2017 provide the Company with $247.0 million of liquidity, in addition to the net cash the Company’s operating mines are expected to generate and the enhanced liquidity resulting from the sale of Peak Mines.

A decrease in gold or copper prices or depreciation of the U.S. dollar relative to the Canadian dollar, or, to a lesser extent, the Australian dollar or Mexican peso, could negatively impact the Company’s liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in particular during the Rainy River construction period, New Gold entered into gold price option contracts covering 120,000 ounces of New Gold’s second half of 2017 production. Specifically, New Gold purchased put options at a strike price of $1,250 per ounce and sold call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between July 2017 and December 2017. At December 31, 2017, the contracts have expired. No further gold price option contracts have been entered for 2018.

In February 2017, the Company entered into copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. As at December 31, 2017, all copper forward contracts have expired.

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In October 2017, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,600 tonnes (approximately 60 million pounds) of copper production during 2018.

The Company has outstanding notes in the principal amount of $500 million maturing in 2022 and $300 million maturing in 2025. The Company also has $230 million outstanding under the credit facility, excluding letters of credit. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company will be able to repay indebtedness from internally generated cash flow during the projected life of the operating mines.

Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations.

In addition, the Company entered into a binding agreement to sell the Peak Mines. New Gold expects the transaction to close in the first quarter of 2018. The transaction will provide the Company enhanced liquidity and an opportunity to develop and grow its core assets. The sale of Peak Mines will further enable the Company to focus on its America’s centric portfolio of operating mining and development projects.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2017, these commitments totalled $51.4 million, $48.5 million of which are expected to fall due over the next 12 months. This compares to commitments of $130.2 million as at December 31, 2016, $103.2 million of which was expected to fall due over the upcoming year. In addition, the decrease when compared to the prior year is due to Rainy River achieving commercial production in the fourth quarter of 2017. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at December 31		As at December 31
	< 1 year	1-3 Years	4-5 Years	After 5 Years	2017 Total	2016 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	230.0	500.0	300.0	1,030.0	900.0
Interest payable on long-term debt	43.5	100.8	100.8	47.8	292.9	252.5
Operating lease commitments	2.1	2.8	2.2	3.2	10.3	2.6
Capital expenditure commitments	48.5	2.7	0.2	-	51.4	130.2
Reclamation and closure cost obligations	3.4	14.7	17.7	151.0	187.1	105.9
Gold stream obligation	24.7	52.4	54.8	158.6	290.5	277.7
Total contractual obligations	122.2	403.4	675.7	660.6	1,862.2	1,668.9

1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes.

Related Party Transactions

The Company did not enter into any related party transactions during the three months or year ended December 31, 2017.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at February 20, 2018, there were 578,635,838 common shares of the Company outstanding. The Company had 12,282,466 stock options outstanding under its share option plan, exercisable for up to 12,282,466 common shares.

60

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its company scorecard to set incentive compensation goals and assess performance.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River and Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

As the Company has classified the Peak Mines as a discontinued operation during 2017, total cash costs per gold ounce have been disclosed on a continuing (not including Peak Mines) and total basis (including Peak Mines).

61

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue as the Company has classified the Peak Mines as a discontinued operation.

62

Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	80.3	34.5	2.2	117.0
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	108,782	22.0	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	738	1.56	9.44
Operating expenses(1)	80.3	34.5	2.2	117.0
Treatment and refining charges on concentrate sales	2.5	5.8	0.1	8.4
Adjustments(2)	0.1	-	-	0.1
Total cash costs from continuing operations	82.9	40.3	2.3	125.5
By-product silver and copper sales from continuing operations				(63.3)
Total cash costs net of by-product revenue from continuing operations				62.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	108,782	22.0	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	762	1.83	9.90
Total cash costs per gold ounce sold from continuing operations ($/ounce)				572
Total cash costs on a co-product basis(6)	107.2	44.9	2.9
Total cash costs net of by-product revenue(6)				76.5
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	143,644	24.9	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	746	1.80	9.73
Total cash costs per gold ounce sold ($/ounce) (4)				533
Total co-product cash costs from continuing operations(6)	82.9	40.3	2.3
Total cash costs net of by-product revenue from continuing operations(6)				62.2
Sustaining capital expenditures(4)	10.4	4.5	0.3	15.2
Sustaining exploration - expensed	0.4	0.2	-	0.6
Corporate G&A including share-based compensation(5)	2.6	1.1	0.1	3.8
Reclamation expenses	1.8	0.8	-	2.5
Total co-product all-in sustaining costs from continuing operations(6)	98.0	46.8	2.8
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				84.3
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	901	2.12	11.67
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				774
Total co-product all-in sustaining costs (6)	131.6	54.4	3.6
Total all-in sustaining costs net of by-product revenue (6)				110.8
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	916	2.17	11.91
All-in sustaining costs per gold ounce sold ($/ounce) (4)				771
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak Mine, which has been classified as a discontinued operation as at and for the year ended December 31, 2017. Please refer to Peak Mine’s Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.

63

Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	200.0	113.5	7.6	321.1
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	309,454	84.5	0.9
Operating expenses per unit of metal sold ($/ounce or pound)	646	1.34	8.54
Operating expenses(1)	200.0	113.5	7.6	321.1
Treatment and refining charges on concentrate sales	9.6	20.7	0.4	30.6
Adjustments(2)	(0.5)	(0.3)	-	(0.8)
Total cash costs from continuing operations	209.0	133.9	8.0	350.9
By-product silver and copper sales from continuing operations				(239.6)
Total cash costs net of by-product revenue from continuing operations				111.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	309,454	84.5	0.9
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	675	1.58	8.98
Total cash costs per gold ounce sold from continuing operations ($/ounce)				360
Total cash costs on a co-product basis(4)	285.8	156.0	9.9
Total cash costs net of by-product revenue(4)				165.2
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	410,086	96.6	1.1
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	697	1.62	9.22
Total cash costs per gold ounce sold ($/ounce) (4)				403
Total co-product cash costs from continuing operations(6)	209.0	133.9	8.0	111.3
Total cash costs net of by-product revenue from continuing operations(6)
Sustaining capital expenditures(4)(7)	34.8	19.7	1.3	55.8
Sustaining exploration - expensed	1.3	0.8	0.1	2.1
Corporate G&A including share-based compensation(5)	17.6	10.0	0.7	28.3
Reclamation expenses	5.6	3.2	0.2	9.0
Total co-product all-in sustaining costs from continuing operations(6)	268.3	167.6	10.3
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				206.6
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	867	1.98	11.52
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				668
Total co-product all-in sustaining costs (4)	372.8	198.9	12.9
Total all-in sustaining costs net of by-product revenue (4)				298.2
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	909	2.06	12.01
All-in sustaining costs per gold ounce sold ($/ounce) (4)				727
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the year ended December 31, 2017. Please refer to Peak Mines Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.
7.	For the year ended December 31, 2017, sustaining capital expenditures are net of $0. 3 million in proceeds from disposal of assets.

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Three months ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	58.5	33.1	2.6	94.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	75,887	21.1	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	771	1.57	10.66
Operating expenses(1)	58.5	33.1	2.6	94.2
Treatment and refining charges on concentrate sales	2.7	4.7	0.1	7.5
Adjustments(2)	(15.1)	(8.1)	(0.6)	(23.8)
Total cash costs from continuing operations	46.1	29.6	2.1	77.8
By-product silver and copper sales from continuing operations				(56.0)
Total cash costs net of by-product revenue from continuing operations				21.8
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	75,887	21.1	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	607	1.41	8.80
Total cash costs per gold ounce sold from continuing operations ($/ounce)				288
Total cash costs on a co-product basis(4)	60.5	36.2	2.6
Total cash costs net of by-product revenue(4)				99.3
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	93,936	24.6	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	647	1.47	9.11
Total cash costs per gold ounce sold ($/ounce) (4)				360
Total co-product cash costs from continuing operations(6)	46.1	29.6	2.1
Total cash costs net of by-product revenue from continuing operations(6)				21.8
Sustaining capital expenditures(4)	7.9	4.4	0.3	12.7
Sustaining exploration - expensed	1.5	0.9	0.1	2.5
Corporate G&A including share-based compensation(5)	4.2	2.4	0.2	6.8
Reclamation expenses	0.6	0.3	-	1.0
Total co-product all-in sustaining costs from continuing operations(6)	60.3	37.6	2.7
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				44.8
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	795	1.79	11.39
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				590
Total co-product all-in sustaining costs (4)	76.0	44.3	3.2
Total all-in sustaining costs net of by-product revenue (4)				57.8
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	812	1.80	11.40
All-in sustaining costs per gold ounce sold ($/ounce) (4)				619
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak Mine, which has been classified as a discontinued operation as at and for the year ended December 31, 2017. Please refer to Peak Mines Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.
7.	For the three months ended December 31, 2017, sustaining capital expenditures are net of $0.1 million in proceeds from disposal of assets.

65

Year ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	171.3	94.6	9.6	275.5
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	274,843	84.9	1.1
Operating expenses per unit of metal sold ($/ounce or pound)	623	1.11	8.55
Operating expenses(1)	171.3	94.6	9.6	275.5
Treatment and refining charges on concentrate sales	10.8	16.8	0.4	28.0
Adjustments(2)	(14.9)	(8.2)	(0.8)	(23.9)
Total cash costs from continuing operations	167.2	103.2	9.2	279.6
By-product silver and copper sales from continuing operations				(208.3)
Total cash costs net of by-product revenue from continuing operations				71.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	274,843	84.9	1.1
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	608	1.22	8.19
Total cash costs per gold ounce sold from continuing operations ($/ounce)				259
Total cash costs on a co-product basis(4)	239.9	124.5	10.8
Total cash costs net of by-product revenue(4)				132.3
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	378,239	99.2	1.3
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	634	1.26	8.64
Total cash costs per gold ounce sold ($/ounce) (4)				349
Total co-product cash costs from continuing operations(6)	167.2	103.2	9.2
Total cash costs net of by-product revenue from continuing operations(6)				279.6
Sustaining capital expenditures(4)(7)	47.0	25.9	2.6	75.5
Sustaining exploration - expensed	3.1	1.7	0.2	5.0
Corporate G&A including share-based compensation(5)	19.1	10.6	1.1	30.8
Reclamation expenses	2.0	1.1	0.1	3.2
Total co-product all-in sustaining costs from continuing operations(6)	238.4	142.5	13.2
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				185.7
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	861	1.66	11.74
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				675
Total co-product all-in sustaining costs (4)	325.7	164.5	14.6
Total all-in sustaining costs net of by-product revenue (4)				261.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	861	1.66	11.74
All-in sustaining costs per gold ounce sold ($/ounce) (4)				692
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak Mine, which has been classified as a discontinued operation as at and for the year ended December 31, 2017. Please refer to Peak Mine’s Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.
7.	For the year ended December 31, 2017, sustaining capital expenditures are net of $0.7 million in proceeds from disposal of assets.

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Year ended December 31, 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	277.4	126.6	15.6	419.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	428,852	92.9	1.8
Operating expenses per unit of metal sold ($/ounce or pound)	647	1.36	8.66
Operating expenses(1)	277.4	126.6	15.6	419.6
Treatment and refining charges on concentrate sales	12.4	20.0	0.5	32.9
Adjustments(2)	(6.0)	(3.0)	(0.4)	(9.4)
Total cash costs	283.8	143.6	15.7	443.1
By-product silver and copper sales				(253.0)
Total cash costs net of by-product revenue				190.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	428,852	92.9	1.8
Total cash costs on a co-product basis(3) ($/ounce or pound)	661	1.54	8.70
Total cash costs per gold ounce sold ($/ounce)				443
Total co-product cash costs	283.8	143.6	15.7
Total cash costs net of by-product revenue				190.1
Sustaining capital expenditures(4)	80.4	36.6	4.5	121.5
Sustaining exploration - expensed	2.7	1.2	0.1	4.0
Corporate G&A including share-based compensation(5)	17.6	8.1	1.0	26.7
Reclamation expenses	3.0	1.4	0.2	4.6
Total co-product all-in sustaining costs	387.5	190.9	21.5
Total all-in sustaining costs net of by-product revenue				346.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	903	2.06	11.94
All-in sustaining costs per gold ounce sold ($/ounce)				809
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

67

Three months and year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
RAINY RIVER OPEX, cash costs and AISC reconciliation
Operating expenses(1)	37.8	0.7	38.5
Units of metal sold (ounces/millions of ounces)	26,359	39,739
Operating expenses per unit of metal sold ($/ounce)	1,432	18.52
Operating expenses(1)	37.8	0.7	38.5
By-product silver and copper sales			(0.7)
Total cash costs net of by-product revenue			37.8
Units of metal sold (ounces/millions of ounces)	26,359	39,739
Total cash costs on a co-product basis(3) ($/ounce)	1,432	18.5
Total cash costs per gold ounce sold ($/ounce)			1,436
Total co-product cash costs	37.8	0.7
Total cash costs net of by-product revenue			37.8
Sustaining capital expenditures(4)	2.6	0.1	2.6
Reclamation expenses	0.3	-	0.3
Total co-product all-in sustaining costs	40.7	0.8
Total all-in sustaining costs net of by-product revenue			40.8
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,543	19.96
All-in sustaining costs per gold ounce sold ($/ounce)			1,549

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Rainy River Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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Three months ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	7.3	17.1	0.3	24.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,132	22.0	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	362	0.78	4.45
Operating expenses	7.3	17.1	0.3	24.7
Treatment and refining charges on concentrate sales	2.5	5.8	0.1	8.4
Total cash costs	9.8	23.0	0.5	33.1
By-product silver and copper sales				(60.5)
Total cash costs net of by-product revenue				(27.4)
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,132	22.0	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	484	1.04	5.96
Total cash costs per gold ounce sold ($/ounce)				(1,363)
Total co-product cash costs	9.7	23.0	0.4
Total cash costs net of by-product revenue				(27.4)
Sustaining capital expenditures(3)	2.4	5.8	0.1	8.3
Sustaining exploration expense	0.1	0.2	-	0.3
Reclamation expenses	0.2	0.3	-	0.5
Total co-product all-in sustaining costs	12.4	29.3	0.5
Total all-in sustaining costs net of by-product revenue				(18.2)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	617	1.33	7.60
All-in sustaining costs per gold ounce sold ($/ounce)				(909)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

69

Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	33.4	72.3	1.4	107.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	81,067	84.5	0.3	81,067
Operating expenses per unit of metal sold ($/ounce or pound)	412	0.85	5.36	1,321
Operating expenses	33.4	72.3	1.4	107.1
Treatment and refining charges on concentrate sales	9.6	20.6	0.5	30.7
Total cash costs	43.0	92.9	1.9	137.8
By-product silver and copper sales				(229.0)
Total cash costs net of by-product revenue				(91.2)
Units of metal sold (ounces/millions of pounds/millions of ounces)	81,067	84.5	0.3
Total cash costs on a co-product basis(2) ($/ounce or pound)	530	1.10	6.89
Total cash costs per gold ounce sold ($/ounce)				(1,126)
Total co-product cash costs	43.0	92.9	1.9
Total cash costs net of by-product revenue				(91.3)
Sustaining capital expenditures(3)(4)	12.2	26.3	0.5	39.1
Sustaining exploration expense	0.3	1.0	-	1.3
Reclamation expenses	0.6	1.2	-	1.8
Total co-product all-in sustaining costs	56.1	121.4	2.4
Total all-in sustaining costs net of by-product revenue				(49.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	692	1.44	9.00
All-in sustaining costs per gold ounce sold ($/ounce)				(605)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	For the year ended December 31, 2017, sustaining capital expenditures are net of $0.3M in proceeds from disposal of assets.

70

Three months ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	10.1	17.8	0.4	28.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	24,171	21.1	-
Operating expenses per unit of metal sold ($/ounce or pound)	415	0.84	5.64
Operating expenses	10.1	17.8	0.4	28.3
Treatment and refining charges on concentrate sales	2.7	4.7	0.1	7.5
Total cash costs	12.8	22.5	0.5	35.8
By-product silver and copper sales				(53.1)
Total cash costs net of by-product revenue				(17.3)
Units of metal sold (ounces/millions of pounds/millions of ounces)	24,171	21.1	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	525	1.07	7.14
Total cash costs per gold ounce sold ($/ounce)				(720)
Total co-product cash costs	12.8	22.5	0.5
Total cash costs net of by-product revenue				(17.3)
Sustaining capital expenditures(3)(4)	3.6	6.5	0.1	10.2
Sustaining exploration - expensed	0.3	0.5	-	0.8
Reclamation expenses	0.1	0.2	-	0.3
Total co-product all-in sustaining costs	16.8	29.7	0.6
Total all-in sustaining costs net of by-product revenue				(6.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	691	1.41	9.39
All-in sustaining costs per gold ounce sold ($/ounce)				(253)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	For year ended December 31, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets.

71

Year ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	40.4	62.8	1.6	104.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	96,851	84.9	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	415	0.74	6.02
Operating expenses	40.4	62.8	1.6	104.8
Treatment and refining charges on concentrate sales	10.8	16.8	0.4	28.0
Total cash costs	51.2	79.6	2.0	132.8
By-product silver and copper sales				(194.0)
Total cash costs net of by-product revenue				(61.2)
Units of metal sold (ounces/millions of pounds/millions of ounces)	96,851	84.9	0.3
Total cash costs on a co-product basis(2) ($/ounce or pound)	527	0.94	7.63
Total cash costs per gold ounce sold ($/ounce)				(634)
Total co-product cash costs	51.2	79.6	2.0
Total cash costs net of by-product revenue				(61.2)
Sustaining capital expenditures(3)(4)	14.2	22.2	0.6	37.0
Sustaining exploration - expensed	0.8	1.3	-	2.1
Reclamation expenses	0.4	0.7	-	1.1
Total co-product all-in sustaining costs	66.6	103.8	2.6
Total all-in sustaining costs net of by-product revenue				(21.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	686	1.22	9.95
All-in sustaining costs per gold ounce sold ($/ounce)				(218)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	For year ended December 31, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets.

72

Year ended December 31, 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	36.2	60.4	1.1	97.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,458	79.7	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	364	0.76	4.68
Operating expenses	36.2	60.4	1.1	97.7
Treatment and refining charges on concentrate sales	10.3	17.0	0.3	27.6
Adjustments(2)	(0.4)	(0.5)	-	(0.9)
Total cash costs	46.1	76.9	1.4	124.4
By-product silver and copper sales				(196.4)
Total cash costs net of by-product revenue				(72.0)
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,458	79.7	0.2
Total cash costs on a co-product basis(3) ($/ounce or pound)	464	0.96	5.95
Total cash costs per gold ounce sold ($/ounce)				(724)
Total co-product cash costs	46.1	76.9	1.4
Total cash costs net of by-product revenue				(72.0)
Sustaining capital expenditures(4)	17.3	28.9	0.5	46.7
Reclamation expenses	0.5	0.8	-	1.3
Total co-product all-in sustaining costs	63.9	106.6	1.9
Total all-in sustaining costs net of by-product revenue				(24.0)
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	642	1.34	8.25
All-in sustaining costs per gold ounce sold ($/ounce)				(242)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to supplies inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

73

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses	40.9	25.3	122.7	71.5	98.1
Gold ounces sold	54,612	38,366	168,800	113,843	133,712
Operating expenses per gold ounce sold	749	660	727	628	733.7
Operating expenses	40.9	25.3	122.7	71.5	98.1
Adjustments(1)	-	0.4	-	1.1	1.3
Total cash costs	40.9	25.7	122.7	72.6	99.4
Gold ounces sold	54,612	38,366	168,800	113,843	133,712
Total cash costs per gold ounce sold ($/ounce)	749	670	727	638	743
Total cash costs	40.9	25.7	122.7	72.6	99.4
Sustaining capital expenditures(2)	3.9	1.9	12.7	35.6	53.2
Sustaining exploration - expensed	-	1.5	-	1.9	0.6
Reclamation expenses	0.7	0.5	2.3	1.4	1.5
Total all-in sustaining costs	45.5	29.6	137.9	111.5	154.7
All-in sustaining costs per gold ounce sold ($/ounce)	833	771	817	979	1,156
1.	Adjustments include the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.
2.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

74

	Three months ended December 31, 2017			Three months ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	10.6	2.3	12.9	34.5	6.1	40.6
Units of metal sold (ounces/millions of ounces)	7,679	0.1		13,351	0.2
Operating expenses per unit of metal sold ($/ounce)	1,380	18.03		2,586	35.87
Operating expenses(1)	10.6	2.3	12.9	34.5	6.1	40.6
Adjustments(2)	0.1	-	0.1	(20.6)	(3.7)	(24.3)
Total cash costs	10.7	2.3	13.0	13.9	2.4	16.3
By-product silver and copper sales			(2.1)			(2.9)
Total cash costs net of by-product revenue			10.9			13.4
Units of metal sold (ounces/millions of ounces)	7,679	0.1		13,351	0.2
Total cash costs on a co-product basis(3) ($/ounce)	1,390	18.16		1,045	14.49
Total cash costs per gold ounce sold ($/ounce)			1,414			1,014
Total co-product cash costs	10.7	2.3		13.9	2.4
Total cash costs net of by-product revenue			10.9			13.4
Sustaining capital expenditures(4)	-	-	-	0.2	-	0.2
Reclamation expenses	0.8	0.2	1.0	0.1	-	0.1
Total co-product all-in sustaining costs	11.5	2.5		14.2	2.4
Total all-in sustaining costs net of by-product revenue			11.9			13.7
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,498	19.56		1,071	14.86
All-in sustaining costs per gold ounce sold ($/ounce)			1,545			1,045

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

75

	Year ended December 31, 2017			Year ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	42.8	9.9	52.7	84.1	15.1	99.2
Units of metal sold (ounces/millions of ounces)	33,228	0.6		64,149	0.9
Operating expenses per unit of metal sold ($/ounce)	1,287	17.14		1,311	17.68
Operating expenses(1)	43.1	9.9	52.7	84.1	15.1	99.2
Adjustments(2)	(0.7)	(0.1)	(0.8)	(21.2)	(3.8)	(25.0)
Total cash costs	42.1	9.8	51.9	62.9	11.3	74.2
By-product silver and copper sales			(9.9)			(14.3)
Total cash costs net of by-product revenue			42.0			59.9
Units of metal sold (ounces/millions of ounces)	33,228	0.6		64,149	0.9
Total cash costs on a co-product basis(3) ($/ounce)	1,267	16.87		980	13.22
Total cash costs per gold ounce sold ($/ounce)			1,264			933
Total co-product cash costs	42.1	9.8		62.9	11.3
Total cash costs net of by-product revenue			42.0			59.9
Sustaining capital expenditures(4)	0.6	0.1	0.7	0.8	0.2	1.0
Reclamation expenses	3.8	0.9	4.6	0.6	0.1	0.7
Total co-product all-in sustaining costs	46.4	10.8		64.3	11.6
Total all-in sustaining costs net of by-product revenue			47.3			61.6
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,397	18.61		1,002	13.52
All-in sustaining costs per gold ounce sold ($/ounce)			1,425			959

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

76

	Year ended December 31, 2015
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	105.5	19.7	125.2
Units of metal sold (ounces/millions of ounces)	106,417	1.5
Operating expenses per unit of metal sold ($/ounce)	991	13.38
Operating expenses(1)	105.5	19.7	125.2
Adjustments(2)	(8.7)	(1.7)	(10.4)
Total cash costs	96.8	18.0	114.8
By-product silver and copper sales			(22.7)
Total cash costs net of by-product revenue			92.1
Units of metal sold (ounces/millions of ounces)	106,417	1.5
Total cash costs on a co-product basis(3) ($/ounce)	910	12.19
Total cash costs per gold ounce sold ($/ounce)			865
Total co-product cash costs	96.8	18.0
Total cash costs net of by-product revenue			92.1
Sustaining capital expenditures(4)	1.1	0.2	1.3
Reclamation expenses	0.2	-	0.2
Total co-product all-in sustaining costs	98.1	18.2
Total all-in sustaining costs net of by-product revenue			93.6
All-in sustaining costs on a co-product basis(3) ($/ounce)	922	12.36
All-in sustaining costs per gold ounce sold ($/ounce)			879
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to silver inventory write-down and social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

77

Three months ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation (1)	22.6	4.7	0.6	27.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	34,861	2.9	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	647	1.64	8.60
Operating expenses	22.6	4.7	0.6	27.8
Treatment and refining charges on concentrate sales	1.3	0.3	-	1.7
Adjustments	0.1	-	-	0.1
Total cash costs	24.0	5.0	0.6	29.6
By-product silver and copper sales				(15.2)
Total cash costs net of by-product revenue				14.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	34,861	2.9	0.1
Total cash costs on a co-product basis(3) ($/ounce or pound)	688	1.74	9.07
Total cash costs per gold ounce sold ($/ounce)				412
Total co-product cash costs	24.0	5.2	0.6
Total cash costs net of by-product revenue				15.7
Sustaining capital expenditures(4)	9.9	2.1	0.2	12.2
Sustaining exploration - expensed	(0.2)	-	-	(0.2)
Reclamation expenses	0.2	-	-	0.2
Total co-product all-in sustaining costs	33.9	7.1	0.9
Total all-in sustaining costs net of by-product revenue				26.6
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	972	2.45	12.80
All-in sustaining costs per gold ounce sold ($/ounce)				762
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During 2017, Peak Mines has been classified as a discontinued operation.

78

Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation (1)	73.4	19.4	1.6	94.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	100,632	12.0	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	730	1.6	9.48
Operating expenses	73.4	19.4	1.6	94.4
Treatment and refining charges on concentrate sales	4.4	1.4	0.2	6.1
Adjustments(2)	0.3	-	-	0.3
Total cash costs	78.1	20.8	1.8	100.8
By-product silver and copper sales				(46.9)
Total cash costs net of by-product revenue				53.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	100,632	12.0	0.2
Total cash costs on a co-product basis(3) ($/ounce or pound)	776	1.73	10.12
Total cash costs per gold ounce sold ($/ounce)				535
Total co-product cash costs	78.1	20.8	1.8
Total cash costs net of by-product revenue				53.9
Sustaining capital expenditures(4)	25.1	6.6	0.6	32.2
Sustaining exploration - expensed	3.6	0.9	0.1	4.6
Reclamation expenses	0.7	0.2	-	0.9
Total co-product all-in sustaining costs	107.3	28.6	2.5
Total all-in sustaining costs net of by-product revenue				91.5
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,067	2.37	13.90
All-in sustaining costs per gold ounce sold ($/ounce)				909
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During 2017, Peak Mines has been classified as a discontinued operation.

79

Three months ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation (1)	14.4	5.7	0.4	20.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,049	3.5	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	815	1.62	11.60
Operating expenses	14.4	5.7	0.4	20.5
Treatment and refining charges on concentrate sales	0.6	0.8	0.1	1.6
Adjustments	(0.6)	(0.2)	-	(0.8)
Total cash costs	14.4	6.3	0.5	21.3
By-product silver and copper sales	-			(9.7)
Total cash costs net of by-product revenue				11.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,049	3.5	0.1
Total cash costs on a co-product basis(3) ($/ounce or pound)	816	1.82	12.91
Total cash costs per gold ounce sold ($/ounce)				662
Total co-product cash costs	14.4	6.3	0.5
Total cash costs net of by-product revenue				11.5
Sustaining capital expenditures(4)	1.9	0.7	0.1	2.7
Sustaining exploration - expensed	(1.1)	(0.4)	-	(1.5)
Reclamation expenses	0.2	0.1	-	0.3
Total co-product all-in sustaining costs	15.4	6.8	0.6
Total all-in sustaining costs net of by-product revenue				13.0
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	872	1.93	13.71
All-in sustaining costs per gold ounce sold ($/ounce)				742
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During 2017, Peak Mines has been classified as a discontinued operation.

80

Year ended December 31, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation(1)	71.9	17.1	1.3	90.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	103,396	14.3	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	695	1.20	9.62
Operating expenses	71.9	17.1	1.3	90.3
Treatment and refining charges on concentrate sales	2.9	2.6	0.2	5.7
Adjustments	(0.4)	(0.1)	-	(0.5)
Total cash costs	74.4	19.6	1.5	95.5
By-product silver and copper sales				(34.6)
Total cash costs net of by-product revenue				60.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	103,396	14.3	0.1
Total cash costs on a co-product basis(3) ($/ounce or pound)	720	1.38	10.80
Total cash costs per gold ounce sold ($/ounce)				590
Total co-product cash costs	74.4	19.6	1.5
Total cash costs net of by-product revenue				60.9
Sustaining capital expenditures(4)	8.3	2.0	0.1	10.4
Sustaining exploration - expensed	2.4	0.6	-	3.0
Reclamation expenses	1.3	0.3	-	1.6
Total co-product all-in sustaining costs	86.4	22.5	1.6
Total all-in sustaining costs net of by-product revenue				75.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	837	1.58	12.41
All-in sustaining costs per gold ounce sold ($/ounce)				736
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During 2017, Peak Mines has been classified as a discontinued operation.

81

Year ended December 31, 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	74.2	23.3	1.1	98.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	89,265	13.2	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	830	1.77	11.26
Operating expenses	74.2	23.3	1.1	98.6
Treatment and refining charges on concentrate sales	2.2	3.0	0.2	5.4
Adjustments(2)	0.4	0.1	-	0.5
Total cash costs	76.8	26.4	1.3	104.5
By-product silver and copper sales				(33.9)
Total cash costs net of by-product revenue				70.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	89,265	13.2	0.1	89,265
Total cash costs on a co-product basis(3) ($/ounce or pound)	858	2.00	12.86
Total cash costs per gold ounce sold ($/ounce)				791
Total co-product cash costs	76.8	26.4	1.3
Total cash costs net of by-product revenue				70.6
Sustaining capital expenditures(4)	15.2	4.8	0.2	20.2
Sustaining exploration - expensed	2.6	0.8	-	3.4
Reclamation expenses	1.1	0.3	-	1.4
Total co-product all-in sustaining costs	95.7	32.3	1.5
Total all-in sustaining costs net of by-product revenue				95.6
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,067	2.45	15.81
All-in sustaining costs per gold ounce sold ($/ounce)				1,071
1	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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Sustaining Capital Expenditures Reconciliation Tables

Three months ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016
Total sustaining capital expenditureS
Mining interests per statement of cash flows	98.5	161.7
New Afton growth capital expenditure(1)	(0.3)	(0.2)
Rainy River growth capital expenditure	(80.7)	(145.9)
Blackwater growth capital expenditure	(2.4)	(3.0)
Sustaining capital expenditures from continuing operations	15.1	12.6
Sustaining capital from discontinued operations: Peak Mines	12.3	3.1
Total sustaining capital expenditures	27.4	15.7
1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2015
Total sustaining capital expenditureS
Mining interests per statement of cash flows	567.0	555.9	369.3
New Afton growth capital expenditure(1)	(2.9)	(3.2)	(15.4)
Rainy River growth capital expenditure	(496.7)	(466.4)	(245.5)
Blackwater growth capital expenditure	(11.3)	(10.0)	(7.1)
Sustaining capital expenditures from continuing operations	56.1	76.3	101.3
Sustaining capital from discontinued operations: Peak Mines	32.2	11.1	20.2
Total sustaining capital expenditures	88.3	87.4	121.5
1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
RAINY RIVER sustaining capital expenditureS
Capital expenditure per segmented information	83.4	145.9	499.3	466.4	245.5
Rainy River growth capital expenditure(1)	(80.7)	(145.9)	(496.7)	(466.4)	(245.5)
Rainy River sustaining capital expenditures	2.6	-	2.6	-	-

1.	Growth capital expenditures at Rainy River relate to project development.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	8.6	10.4	42.2	40.9	62.1
New Afton growth capital expenditure(1)	(0.3)	(0.2)	(2.9)	(3.2)	(15.4)
New Afton sustaining capital expenditures	8.3	10.2	39.3	37.7	46.7

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
PEAK Mines sustaining capital expenditureS
Capital expenditure per discounted operations note	13.1	3.1	34.7	11.1	20.2
Peak Mines growth capital expenditure(1)	(0.8)	-	(2.5)	-	0
Peak Mines sustaining capital expenditures	12.3	3.1	32.2	11.1	20.2

1.	Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

83

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 6 of the Company’s audited consolidated financial statements; and
•	Certain non-recurring items.

As the Company has classified the Peak Mines as a discontinued operation during 2017, adjusted earnings and adjusted earnings per share have been disclosed on a continuing and total basis. Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the audited consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold and copper option contracts and copper forward contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include impairment losses, inventory write-downs, and a gain on the issuance and settlement of senior unsecured notes and corporate restricting charges. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

84

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
adjusted earnings FROM CONTINUING OPERATIONS reconciliation
Loss before taxes from continuing operations(2)	(308.5)	(16.5)	(217.6)	(10.7)	(262.4)
Other losses (gains (1)	25.0	(10.6)	(39.2)	7.7	259.2
Asset impairment and inventory write-down	268.4	33.7	268.4	33.7	11.8
Gain on modification of long-term debt	-	-	(3.3)	-
Corporate restructuring	4.2	-	4.2	-
Provision for office consolidation	-	-	-	-	3.0
Adjusted net (loss) earnings before taxes(2)	(10.9)	6.6	12.5	30.7	11.6
Income tax recovery (expense) (2)	128.9	(6.8)	115.9	2.1	94.1
Income tax adjustments	(111.8)	1.7	(107.1)	(13.4)	(103.9)
Adjusted income tax recovery (expense) (2)	17.1	(5.1)	8.8	(11.3)	(9.8)
Adjusted net earnings from continuing operations(2)	6.2	1.5	21.3	19.4	1.8
Adjusted earnings per share (basic and diluted)(2)	0.01	-	0.04	0.04	-
Adjusted effective tax rate(2)	157%	77%	70%	37%	84%
1.	Please refer to Note 6 of the Company’s audited consolidated financial statements for a detailed breakdown of other gains and losses.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
adjusted earnings reconciliation

Loss before taxes from continuing operations(2)	(308.5)	(16.6)	(217.6)	(10.7)	(262.4)
Loss before taxes from discontinuing operations(2)	(19.5)	(4.5)	(6.0)	(2.3)	(45.9)
Other losses (gains)(1)	25.0	(10.6)	(39.2)	7.7	259.2
Other losses (gains) from discontinuing operations(2)	1.3	(2.4)	2.9	(3.9)	6.5
Asset impairment and inventory write-down	268.6	33.7	268.4	33.7	31.9
Gain on modification of long-term debt	-	-	(3.3)	-	-
Corporate restructuring	4.2	-	4.2	-	-
Provision for office consolidation	-	-	-	-	3.0
Impairment loss on held-for-sale assets	49.0	-	49.0	-	-
Adjusted net earnings (loss) before taxes(2)	20.1	(0.4)	58.4	24.5	(7.7)
Income tax recovery (expense) (2)	132.3	(1.4)	115.6	6.0	106.9
Income tax adjustments	(119.9)	(3.1)	(124.7)	(15.9)	(110.1)
Adjusted income tax recovery (expense) (2)	12.4	(4.5)	(9.1)	(9.9)	(3.2)
Adjusted net earnings (loss)	32.5	(4.9)	49.3	14.6	(10.9)
Adjusted earnings (loss) per share (basic and diluted)(2)	0.06	(0.01)	0.09	0.03	(0.02)
Adjusted effective tax rate(2)	62%	1125%	16%	40%	42%
1.	Please refer to Note 6 of the Company’s audited consolidated financial statements for a detailed breakdown of other gains and losses.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.
3.	Please refer to Note 16 of the Company’s audited consolidated financial statements for a detailed breakdown of the earnings (loss) from Peak Mines, which has been classified as a discontinued operation in 2017.

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Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
cash reconciliation
Operating cash flow generated from continuing operations	91.2	49.1	275.0	225.0	256.1
Add back (deduct): Change in non-cash operating working capital from continuing operations	(26.4)	15.5	(40.9)	20.3	15.1
Operating cash flows generated from continuing operations before changes in non-cash operating working capital	64.8	64.6	234.1	245.3	271.2
Operating cash flows generated from discontinued operations(1)	27.7	2.8	67.2	57.2	6.5
Add back (deduct): Change in non-cash operating working capital from discontinued operations(1)	0.5	1.1	(2.1)	(0.7)	(1.3)
Cash generated from operations before changes in non-cash operating working capital	93.0	68.5	299.2	301.8	276.4
1.	Please refer to Note 12 of the Company’s audited consolidated financial statements for a detailed breakdown of the cash flows from Peak Mines, which has been classified as a discontinued operation.

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Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
TOTAL OPERATING MARGIN
Revenue(1)	193.5	140.7	604.4	522.8	582.9
Less: Operating expenses(1)	(117.0)	(94.2)	(321.0)	275.5	(321.0)
Total operating margin	76.5	46.5	283.4	247.3	261.9

1.	As the Company has entered into a binding agreement to sell the Peak Mines and the Company expects to close the sale in the first quarter of 2018, Peak Mines has been classified as a discontinued operation. Total operating margins are disclosed on a continuing and total basis, where appropriate.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
RAINY RIVER OPERATING MARGIN
Revenue	34.3	-	34.3	-	-
Less: Operating expenses	(38.5)	-	(38.5)	-	-
Rainy River operating margin	(4.2)	-	(4.2)	-	-

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
New Afton OPERATING MARGIN
Revenue	77.3	74.9	302.0	287.2	284.6
Less: Operating expenses	(24.8)	(28.3)	(107.2)	(104.8)	(97.7)
New Afton operating margin	52.5	46.6	194.8	182.4	186.9

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
Mesquite OPERATING MARGIN
Revenue	70.0	46.7	215.7	141.7	152.9
Less: Operating expenses	(40.9)	(25.3)	(122.7)	(71.5)	(98.1)
Mesquite operating margin	29.1	21.4	93.0	70.2	54.8

87

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
CERRO San Pedro OPERATING MARGIN
Revenue	11.9	19.1	52.4	93.9	145.4
Less: Operating expenses	(12.9)	(40.6)	(52.7)	(99.2)	(125.2)
Cerro San Pedro operating margin	(1.0)	(21.5)	(0.3)	(5.3)	20.2

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2017	2016	2017	2016	2015
Peak Mines OPERATING MARGIN
Revenue(1)	57.7	29.6	170.5	161.0	130.0
Less: Operating expenses(1)	(27.7)	(20.5)	(94.4)	(90.3)	(98.6)
Peak Mines operating margin(1)	30.0	9.1	76.1	70.7	31.4
1.	Please refer to Note 12 of the Company’s audited consolidated financial statements for a detailed breakdown of the earnings (loss) from Peak Mines, which has been classified as a discontinued operation.

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Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
Total AVERAGE REALIZED PRICE
Revenue from gold sales	136.4	89.6	385.9	331.8	381.0
Treatment and refining charges on gold concentrate sales	2.5	2.8	9.6	10.8	10.2
Gross revenue from gold sales	138.9	92.4	395.5	342.6	391.2
Gold ounces sold	108,782	75,887	309,454	274,843	339,587
Total average realized price per gold ounce sold ($/ounce)	1,274	1,199	1,278	1,242	1152

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	33.6	-	33.6	-	-
Gold ounces sold	26,359	-	26,359	-	-
Rainy River average realized price per gold ounce sold ($/ounce)	1,276	-	1,276	-	-

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	22.8	26.6	94.1	110.4	105.5
Treatment and refining charges on gold concentrate sales	2.4	2.7	9.6	10.8	10.2
Gross revenue from gold sales	25.2	29.3	103.7	121.2	115.7
Gold ounces sold	20,132	24,171	81,067	96,851	99,458
New Afton average realized price per gold ounce sold ($/ounce)	1,254	1,212	1,280	1,251	1,164

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
MESQUITE AVERAGE REALIZED PRICE
Revenue from gold sales	70.0	46.7	215.7	141.7	152.9
Gold ounces sold	54,612	38,366	168,800	113,843	133,712
Mesquite average realized price per gold ounce sold ($/ounce)	1,281	1,217	1,278	1,244	1,144

89

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
CERRO SAN PEDRO AVERAGE REALIZED PRICE
Revenue from gold sales	9.8	16.3	42.5	79.7	122.6
Gold ounces sold	7,679	13,351	33,228	64,149	106,417
Cerro San Pedro realized price per gold ounce sold ($/ounce)	1,279	1,219	1,278	1,243	1,152

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016	2015
PEAK MINES AVERAGE REALIZED PRICE
Revenue from gold sales	43.0	21.4	125.2	129.2	99.3
Treatment and refining charges on gold concentrate sales	1.3	0.1	4.4	2.9	2.2
Gross revenue from gold sales	44.3	21.5	129.6	132.1	101.5
Gold ounces sold	34,861	18,049	100,632	103,396	89,265
Peak Mines average realized price per gold ounce sold ($/ounce)	1,271	1,191	1,289	1,278	1,137
1.	Please refer to Note 12 of the Company’s audited consolidated financial statements for a detailed breakdown of the earnings (loss) from Peak Mines, which has been classified as a discontinued operation.

90

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2017, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the year ended December 31, 2017, except as noted below:

Financial Risk Management

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the years ended December 31, 2017 and 2016.

		As at December 31, 2017		As at December 31, 2016
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		216.2		185.9
Trade and other receivables	Loans and receivables at amortized cost		29.0		41.6
Provisionally priced contracts	Financial instruments at FVTPL	2	4.2	2	4.5
Gold and copper swap contracts	Financial instruments at FVTPL	2	(6.1)	2	(9.0)
Gold price option contracts	Financial instruments at FVTPL	2	-	2	17.6
Investments	Financial instruments at FVTPL	1	1.0	1	1.1
Copper forward contracts	Financial instruments at FVTPL	2	-	2	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		146.0		168.3
Long-term debt	Financial liabilities at amortized cost		1,007.7		889.5
Warrants	Financial Instruments at FVTPL	1	-	1	1.3
Gold stream obligation	Financial instruments at FVTPL	3	273.5	3	246.5
Diesel swap contracts	Financial liability at fair value through OCI	2	-	2	0.1
Performance share units	Financial instruments at FVTPL	3	1.8	3	2.1
Restricted share units	Financial instruments at FVTPL	1	0.9	1	0.9
Copper option contracts	Financial instruments at FVTPL	2	4.1	2	-
1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligations.

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables, investments, options, swaps, and forward contracts; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

91

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2017 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31, 2017 and December 31, 2016 is as follows:

As at December 31		As at December 31
(in millions of U.S. dollars, except where noted)	2017	2016
CREDIT RISK EXPOSURE
Cash and cash equivalents	216.2	185.9
Trade and other receivables	27.1	37.1
Gold price options	-	17.6
Copper forward contracts	-	0.3
Total financial instrument exposure to credit risk	243.3	240.9

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S. The Company employs a restrictive investment policy, which is described in Note 20 to our audited consolidated financial statements for the years ended December 31, 2017 and 2016.

The aging of trade and other receivables at December 31, 2017 and December 31, 2016 is as follows:

As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2017 Total	2016 Total
Aging trade and other receivables
Rainy River	6.0	4.8	6.1	-	0.4	17.3	5.2
New Afton	(2.3)	3.7	-	-	-	1.4	22.5
Mesquite	0.2	-	-	-	0.5	0.7	0.2
Peak Mines	-	-	-	-	-	-	1.3
Cerro San Pedro	4.3	0.5	0.5	0.5	0.5	6.3	5.5
Blackwater	0.4	-	-	-	-	0.4	0.3
Corporate	1.0	-	-	-	-	1.0	2.1
Total trade and other receivables	9.6	9.0	6.6	0.5	1.4	27.1	37.1

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to our audited consolidated financial statements for the years ended December 31, 2017 and 2016.

The following are the contractual maturities of debt commitments and certain other obligations. The amounts presented represent the future undiscounted cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

As at December 31						As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 years	4-5 years	After 5 years	2017 Total	2016 Total
DEBT COMMITMENTS
Trade and other payables	153.7	-	-	-	153.7	169.2
Long-term debt	-	230.0	500.0	300.0	1,030.0	900.0
Interest payable on long-term debt	43.5	100.8	100.8	47.8	292.9	252.5
Gold stream obligation	24.7	52.4	54.8	158.6	290.5	277.7
Total debt commitments	221.9	383.2	655.6	506.4	1,767.1	1,599.5

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

Currency Risk

The Company operates in Canada, the United States, Australia and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate.

Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations, and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

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Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	16.6	5.9	1.5
Trade and other receivables	19.5	-	6.2
Income tax (payable) receivable	0.4	-	4.2
Deferred tax asset	130.5	-	-
Trade and other payables	(141.6)	-	(11.5)
Deferred tax liability	(183.9)	-	(0.1)
Reclamation and closure cost obligations	(84.6)	-	(11.7)
Performance share units and restricted share units	(2.6)	-	-
Total exposure to currency risk	(245.7)	5.9	(11.4)

Year ended December 31, 2016
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	95.3	4.6	1.2
Trade and other receivables	8.0	0.5	5.5
Income tax receivable/(payable)	(1.1)	(4.5)	(3.1)
Deferred tax asset	173.3	14.0	0.9
Trade and other payables	(118.3)	(12.0)	(16.2)
Deferred tax liability	(321.1)	(26.1)	(0.5)
Reclamation and closure cost obligations	(36.5)	(13.6)	(12.2)
Warrants	(1.3)	-	-
Employee benefits	(1.1)	(7.9)	-
Performance share units and Restricted share units	(2.8)	-	-
Total exposure to currency risk	(205.6)	(45.0)	(18.2)

Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) from the financial instruments presented by the amounts shown below.

Year ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	24.6	20.5
Australian dollar	(0.6)	4.6
Mexican peso	1.1	1.8

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Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable and a 1% change in interest rates would result in a difference of approximately $1.4 million in interest paid for the year ended December 31, 2017.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $2.0 million in interest earned by the Company for the year ended December 31, 2017. The Company has not entered into any derivative contracts to manage this risk.

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold;
•	investment activity, including speculation, in gold as a commodity

For the year ended December 31, 2017, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,151 to $1,346 per ounce, and by copper prices in the range of $2.49 to $3.27 per pound. Metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at December 31, 2017, working capital includes unpriced gold and copper concentrate receivables totalling 1,972 ounces of gold and 1.6 million pounds of copper not offset by copper swap contracts. A $100 change in the gold price per ounce would have an impact of $0.2 million on the Company’s working capital. A $0.10 change in the copper price per pound would have an impact of $0.2 million on the Company’s working capital position. The Company’s exposure to changes in gold prices has been significantly reduced during the year ended December 31, 2017 as the Company has entered into gold price option contracts to reduce exposure to changes in gold prices. Furthermore, the Company’s exposure to changes in copper prices has been significantly reduced during 2018 as the Company has entered into copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in copper prices:

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
COPPER option contracts outstanding
Copper call contracts - sold	27,600 tonnes(1)	January – December 2018	3.37	(7.8)
Copper put contracts - purchased	27,600 tonnes(1)	January – December 2018	3.00	3.7
1.	Approximates 60 million pounds of copper.
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An increase in gold, copper and silver prices would decrease the Company’s net loss whereas an increase in fuel or restricted share unit vested prices would increase the Company’s net loss. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Year ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2017 Net Earnings	2017 Other Comprehensive Income	2016 Net Earnings	2016 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	52.5	-	47.4	-
Copper price	9.0	-	22.1	-
Silver price	1.1	-	1.4	-
Fuel price	4.6	0.3	3.5	0.1

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

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Other Risks

Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, Australian dollar and Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and events that impact production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below). The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

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Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits or obtaining additional permits.

New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

In October 2016, the federal and provincial governments entered into a memorandum of understanding regarding the environmental assessment process for the Blackwater Project with the Ulkatcho First Nation and the Lhoosk’uz Dené Nation to facilitate government-to-government collaboration in such process. In addition, in April 2015, the provincial government entered into an agreement with the Nadleh Whuten First Nation, Saik’uz First Nation, Stellat’en First Nation and other First Nations included in the Carrier Sekani Tribal Council to facilitate a government-to-government relationship based on collaboration in connection with natural resource development carried on in their traditional territories, including the Blackwater Project. New Gold continues to engage indigenous groups who have interests in the Blackwater Project area. New Gold anticipates receiving environmental assessment approval for the Blackwater Project in 2018, however, there can be no assurance that such approval will be obtained on such timeline or at all.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on the Rainy River and New Afton mines

The Company’s operations at the Rainy River and New Afton Mines are expected to account for 70% of the Company’s gold production and 100% of its copper production in 2018. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for a substantial portion of its cash flow provided by operating activities.

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Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material. Block caving activities, including at the New Afton Mine, generally result in surface subsidence. The configuration of subsidence presently occurring above the west cave at the New Afton Mine is slightly offset from the original model, which is thought to be driven largely by the weaker rockmass located south of the cave footprint. The subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, interruptions in electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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The Company has one project currently in the development phase: the Blackwater project, which is in the permitting stage. In addition, the Company may engage in expansion activities at its operating mines from time to time. Expansion projects, including expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other indigenous groups in connection with the Blackwater Project. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the development of either of the Rainy River underground mine or the Blackwater Project will continue in accordance with current expectations or at all. See also “Permitting” above.

Risks related to Rainy River’s first year of production

The first year of production for the Rainy River Mine is subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems leading up to and during beginning period of production, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, mineral reserves and mineral resources projected by the Feasibility Study, and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Rainy River may encounter problems, be subject to delays or have other material adverse consequences for the Company during its first year of production, including its operating results, cash flow and financial condition.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company, and, if raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production on any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of Reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if Reserves are mined without adequate replacement.

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Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of CGUs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different from those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

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Title Claims and Rights of Indigenous Peoples

Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Aboriginal peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Australia, and Mexico in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Environmental Risk

The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

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New Gold may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of New Gold’s properties have also been used for mining and related operations for many years before the Company acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued under the Company’s credit facilities; increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

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Debt and Liquidity Risk

As of December 31, 2017, the Company had long-term debt comprising of two series of notes having an aggregate face value of $800 million. In addition, the Company has a $400 million Credit Facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results from operations and financial condition.

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The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2022 Notes and 2025 Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2022 Notes and/or the 2025 Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.

Litigation and Dispute Resolution

From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition. See “Legal Proceedings and Regulatory Actions”.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties or the economics of is mineral properties may be impacted. An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Hedging Risks

From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

105

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefitting fully from a positive price change.

Climate Change Risks

Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, precipitation levels and other weather events; (ii) changes to laws and regulations related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extreme in temperatures, precipitation levels and other weather events. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel and production disruptions.  Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in the summer of 2017, which could cause production disruptions or damage site infrastructure. Increases in precipitation levels could also lead to water management challenges. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations and disrupt production. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate.

Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity, and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may cause limited availability or higher price for these goods and services, which could result in higher costs or production disruptions.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions are described in the Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2016.

ACCOUNTING POLICIES

The Company's significant accounting policies are presented in the audited consolidated financial statements for the years ended December 31, 2017 and 2016 and have been consistently applied in the preparation of the audited consolidated financial statements.

Future changes in accounting policy

Revenue

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company will adopt IFRS 15 effective January 1, 2018 applying the retrospective method of transition.

The Company has evaluated the potential impact of applying IFRS 15, analyzing its sale agreements. The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled, along with the associated costs. Based on the Company’s assessment, the impact of this change on the amount of revenue recognized in a year is not expected to be significant. As a result, the Company does not anticipate any changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is assessing the effect of adoption of IFRS 16 on its consolidated financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2017. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2017 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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MINERAL RESERVES AND MINERAL RESOURCES

Mineral Reserves

New Gold’s Mineral Reserve estimates as at December 31, 2017, exclusive of Peak Mines, is presented in the following table.

MINERAL RESERVES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	23,472	1.31	2.6	-	992	1,968	-
Probable	50,314	1.20	3.2	-	1,946	5,252	-
Open Pit P&P (direct proc.)	73,786	1.24	3.0	-	2,937	7,221	-
Underground
Proven	-	-	-	-	-	-	-
Probable	9,056	3.52	9.6	-	1,025	2,807	-
Underground P&P (direct proc.)	9,056	3.52	9.6	-	1,025	2,807	-
Total Direct Processing Reserves	82,842	1.49	3.7	-	3,962	10,028	-
Low grade reserves
Open Pit
Proven	8,063	0.39	2.0	-	101	525	-
Probable	26,960	0.37	2.5	-	324	2,175	-
Open Pit P&P (low grade)	35,023	0.38	2.4	-	425	2,699	-
Stockpile
Proven	1,851	0.51	0.8	-	30	48	-
Stockpile reserves	1,851	0.51	0.8	-	30	48	-
Combined P&P
Proven	33,386	1.04	2.3	-	1,123	2,541	-
Probable	86,330	1.18	3.7	-	3,295	10,234	-
Total Rainy River P&P	119,716	1.15	3.3	-	4,418	12,775	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	28,126	0.51	2.2	0.79	462	1,961	488
C-zone
Proven	-	-	-	-	-	-	-
Probable	26,741	0.72	1.8	0.77	616	1,571	453
Total New Afton P&P	54,867	0.61	2.0	0.78	1,078	3,533	941
MESQUITE
Proven	5,627	0.49	-	-	89	-	-
Probable	59,491	0.54	-	-	1,040	-	-
Total Mesquite P&P	65,119	0.54	-	-	1,129	-	-
BLACKWATER
Direct processing reserves
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct proc.)	294,200	0.79	4.7	-	7,520	44,400	-
Low grade reserves
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (low grade)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
Total Proven & Probable Reserves					14,795	77,108	941

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

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Mineral Resources

Mineral Resource estimates as at December 31, 2017, exclusive of Peak Mines, are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCES (EXCLUSIVE OF MINERAL RESERVES)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	2,556	1.11	3.2	-	91	266	-
Indicated	24,995	1.10	3.4	-	884	2,711	-
Open Pit M&I (direct proc.)	27,551	1.10	3.4	-	975	2,977	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	6,223	2.93	9.0	-	587	1,808	-
Underground M&I (direct proc.)	6,223	2.93	9.0	-	587	1,808	-
Low grade resources
Open Pit
Measured	2,023	0.36	2.3	-	23	150	-
Indicated	22,290	0.36	2.3	-	258	1,634	-
Open Pit M&I (low grade)	24,313	0.36	2.3	-	282	1,784	-
Combined M&I
Measured	4,579	0.78	2.8	-	115	417	-
Indicated	53,508	1.00	3.6	-	1,729	6,152	-
Total Rainy River M&I	58,087	0.99	3.5	-	1,844	6,569	-
NEW AFTON
A&B Zones
Measured	17,155	0.63	2.0	0.83	348	1,090	313
Indicated	10,689	0.46	2.4	0.68	159	824	159
A&B Zone M&I	27,844	0.57	2.1	0.77	507	1,909	473
C-zone
Measured	6,424	0.91	2.3	1.07	188	471	152
Indicated	11,918	0.74	2.1	0.88	284	816	231
C-zone M&I	18,342	0.80	2.2	0.95	472	1,284	383
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,841	0.50	2.0	0.43	191	750	111
HW Lens M&I	11,841	0.50	2.0	0.43	191	750	111
Total New Afton M&I	58,038	0.63	2.1	0.76	1,170	3,970	968
MESQUITE
Measured	4,297	0.43	-	-	59	-	-
Indicated	75,859	0.46	-	-	1,122	-	-
Total Mesquite M&I	80,156	0.46	-	-	1,181	-	-
BLACKWATER
Direct processing resources
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,440	0.84	4.7	-	1,227	6,866	-
M&I (direct proc.)	45,728	0.84	4.7	-	1,240	6,927	-
Low grade resources
Measured	11	0.29	7.4	-	-	3	-
Indicated	15,831	0.32	3.9	-	162	1,985	-
M&I (low grade)	15,842	0.32	3.9	-	162	1,988	-
Total Blackwater M&I	61,570	0.71	4.5	-	1,402	8,915	-
Total M&I Exclusive of Reserves Continuing Operations					5,597	19,454	968

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

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Inferred Mineral Resources

INFERRED MINERAL RESOURCES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

RAINY RIVER
Direct processing
Open Pit	6,016	1.20	3.4	-	232	650	-
Underground	1,271	3.68	3.8	-	150	156	-
Total Direct Processing	7,286	1.63	3.4	-	382	806	-
Low grade resources
Open Pit	6,219	0.37	1.6	-	74	318	-
Rainy River Inferred	13,505	1.05	2.6	-	456	1,124	-
NEW AFTON
A&B Zones	7,564	0.35	1.3	0.35	85	322	58
C-zone	7,688	0.43	1.3	0.48	106	325	72
HW Lens	-	-	-	-	-	-	-
New Afton Inferred	15,253	0.39	1.3	0.41	192	647	131
MESQUITE	8,871	0.38	-	-	107	-	-
BLACKWATER
Direct processing	13,933	0.76	4.0	-	341	1,792	-
Low grade resources	4,225	0.32	3.5	-	44	475	-
Blackwater Inferred	18,159	0.66	3.9	-	385	2,267	-
Total Inferred					1,140	4,038	131

Notes to the mineral reserve and mineral resource estimates are provided below.

Peak Mines is classified as a discontinued operation. As previously disclosed, New Gold entered into a binding agreement to sell the Peak Mines for cash consideration of $58 million. New Gold continues to expect the transaction to close in the first quarter of 2018.

PEAK MINES MINERAL RESERVES & RESOURCES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
MINERAL RESERVES
Proven	1,460	2.94	9.9	1.42	138	464	46
Probable	1,400	2.41	8.6	1.24	107	381	38
Total Peak Mines P&P	2,860	2.68	9.2	1.33	246	845	84
Measured and Indicated Resources EXCLUSIVE OF RESERVES
Measured	1,500	3.11	7.8	1.01	150	370	33
Indicated	4,100	1.74	6.4	1.70	230	850	150
Total Peak Mines M&I	5,600	2.10	6.8	1.52	380	1,200	190

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		Metal grade					Contained metal
INFERRED RESOURCES	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Lead %	Zinc %	Gold Koz	Silver Koz	Copper Mlbs	Lead Mlbs	Zinc Mlbs
Gold-Copper resources	2,620	1.32	6.4	1.94	NA	NA	113	553	115	NA	NA
Silver-Lead-Zinc resources	2,300	1.95	29.4	0.29	4.73	5.76	140	2,200	15	240	290
Total Peak Inferred

Notes to the mineral reserve and mineral resource estimates are provided below

Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves and Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.	All Mineral Resource and Mineral Reserve estimates for New Gold’s properties and projects are effective December 31, 2017.

3.	New Gold’s year-end 2017 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	Lead $/pound	Zinc $/pound	CAD	AUD	MXN
Mineral Reserves	$1,275	$17.00	$2.75	N/A	N/A	1. 30	1.30	18.00
Mineral Resources	$1,375	$19.00	$3.00	$1.00	$1.20	1.30	1.30	18.00

4.	Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
Rainy River	O/P direct processing:	0.30 – 0.50 g/t AuEq	0.30 – 0.50 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	2.20 g/t AuEq	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	C$ 17.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	C$ 24.00/t
Mesquite	Oxide:	0.14 g/t Au (0.0045 oz/t Au)	0.12 g/t Au (0.0038 oz/t Au)
	Transitional & Non-ox:	0.28 g/t Au (0.0090 oz/t Au)	0.25 g/t Au (0.0081 oz/t Au)
Peak Mines	All ore types:	A$ 80/t to A$140/t	A$ 85/t to A$ 150/t
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P low grade material:	0.32 g/t AuEq

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5.	New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves. Numbers may not add due to rounding.

6.	Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable to their potential commercial extraction. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators ‘open pit’ and ‘underground’ are used to indicate the envisioned mining method. The designators ‘oxide’, ‘transitional’, ‘non-oxide’ and ‘sulphide’ have likewise been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators ‘direct processing’ and ‘lower grade material’ have been applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.	Rainy River: In addition to the criteria described above, mineral reserves and mineral resources for Rainy River are reported according to the following additional criteria: Underground mineral reserves are reported peripheral to and/or below the open pit mineral reserve pit shell, which has been designed and optimized based on a $1,275/oz gold price. Underground mineral resources are reported below a larger mineral resource pit shell, which has been defined based on a $1,375/oz gold price. Approximately forty percent (40%) of the gold metal content defined as underground mineral reserves is derived from material located between the mineral reserve pit shell and the mineral resource pit shell; the remaining sixty percent (60%) of the metal content defined as underground mineral reserves is derived from material located below the mineral resource pit shell. Open pit mineral resources exclude material reported as underground Mineral Reserves.

8.	Qualified Person: The preparation of New Gold's mineral reserve and mineral resource estimates has been completed by Qualified Persons as defined under NI 43-101, under the oversight and review of Mr. Mark A. Petersen, a Qualified Person under NI 43-101.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2018” and includes, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; planned activities for 2018 and beyond at the Company’s operations and projects; and expected permitting and development activities for Blackwater and the New Afton C-zone.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2018, commodity prices and exchange rates being consistent with those estimated for the purposes of 2018 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater. The uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for New Afton C-zone and Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information relating to the operation of New Gold’s operating mines contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. The scientific and technical information relating to Mineral Resources and exploration contained herein has been reviewed and approved by Mr. Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Kwong and Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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